09010106

08

STONERIDGE, INC. 2008 ANNUAL REPORT

Moving forward in a challenging environment requires commitment and a sound strategy. We are **taking the right steps** by continuing to pursue our strategy of realigning costs, diversifying our customer base and strengthening our balance sheet.

Received SEC

APR 1 0 2009

Washington, DC 20549

Stoneridge

08

2008 ANNUAL REPORT

Achieving Excellence

In 2006, Stoneridge embarked on a journey toward the ultimate goals of achieving personal, operational, financial and marketing excellence. Although there is still work to be done, and global economic conditions have modified some of our priorities in the short-term, our actions over the past three years have improved our operational efficiency and financial strength, and increased the intrinsic value of the Company.

About the Company

Stoneridge is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets. With today's manufacturers and consumers seeking greater and more sophisticated electronic content for all types of vehicles, Stoneridge provides products and technology that deliver benefits such as improved performance, enhanced emission control and more effective management of commercial fleets.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

	2008	2007	2006
Net sales	$ 752,698	$ 727,120	$ 708,699
Operating income (loss)	$ (43,271)[a]	$ 34,799	$ 35,063
Equity in earnings of investees	$ 13,490	$ 10,893	$ 7,125
Net income (loss) per diluted share	$ (4.17)[b]	$ 0.71	$ 0.63
Primary working capital[c]	$ 100,616	$ 110,307	$ 93,013
Total assets	$ 382,437	$ 527,769	$ 501,807
Cash and cash equivalents	$ 92,692	$ 95,924	$ 65,882
Long-term debt	$ 183,000	$ 200,000	$ 200,000
Shareholders' equity	$ 91,758	$ 206,189	$ 178,622

(a) 2008 operating loss includes a non-cash goodwill impairment charge of $65,175.

(b) 2008 net loss per diluted share includes a non-cash goodwill impairment charge and deferred tax valuation allowance of ($4.62) per diluted share.

(c) Primary working capital is calculated as accounts receivable plus inventories less accounts payable.

FORWARD-LOOKING STATEMENTS

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.

To Our Shareholders:

Over the past two years, our team has made great strides to improve the value of Stoneridge. We made good progress toward achieving our strategic goals in 2008; however, our declining stock performance did not create the value for shareholders that we have been targeting.



JOHN C. COREY
President and Chief Executive Officer

Simply put, 2008 was a year of two halves. We had robust performance in the first half and were on target for an excellent year. In the second half, however, we were negatively affected by the increase in fuel prices that reduced SUV and light truck demand, coupled with the credit crisis, which drove global market demand significantly lower.

In 2008, production of North American passenger cars dropped to 12.7 million units, a 16% decline from 15.1 million units in 2007. North American commercial vehicle sales, which had been expected to grow 22% in 2008, actually declined by 10%.

In Europe, commercial vehicle markets were forecast to increase by 4%, and actually grew 5% for the year. However, that growth occurred during the first three quarters, followed by a collapse in European volume for the fourth quarter. By the end of the year, even the emerging markets of China, India and Brazil experienced significant market slowdowns.

The dramatic decline in the global transportation industry in 2008 was unprecedented in its severity and speed. Many suppliers were caught unprepared for the crisis and could not act quickly enough. We were not immune to the sudden decline in volume; however, we are adapting to the new realities of the markets.

CONTINUING IMPROVEMENTS IN OPERATIONS

In 2008, we restructured our operations as part of the ongoing initiative for business improvement that we announced in late 2007. We successfully closed our Sarasota, Florida and Mitcheldean, United Kingdom manufacturing facilities and transferred production to existing plants. These actions were completed under budget and without disruption to our customer base.

We achieved income from continuing operations (excluding restructuring-related expenses and other non-recurring costs) of $22.8 million, or $0.98 per share, in 2008 compared with $17.6 million, or $0.75 per share, in 2007. *

Our business unit leaders were, and continue to be, proactive in responding to the rapid market declines. In our Control Devices segment we consolidated our two manufacturing locations in Canton, Massachusetts into one operation in the second half of 2008. We out-sourced our non-core stamping operation and, as conditions worsened, the business team reduced headcount by 23%. These additional actions resulted in charges that were taken in the second half of 2008 and were not part of our planned restructuring cost that was

* Please see our Consolidated Statements of Operations (p.36) and Management's Discussion and Analysis (p. 17) in the enclosed Annual Report on Form 10-K for a presentation of Operating Income and a reconciliation of it to income from continuing operations. Our 2008 results included a combined after-tax non-cash goodwill impairment expense and non-cash deferred tax asset valuation allowance of $108.1 million or ($4.62) per share.

announced in 2007. We also completed the expansion of our Lexington, Ohio facility, adding manufacturing, engineering and lab space to accommodate our growing sensor and emission business.

In the fourth quarter, we reduced headcount by 17% in our European commercial vehicle business to reflect the drop in volume. In November 2008, we completed the transfer of our operations in Tallinn, Estonia to a newly constructed facility several months ahead of plan and under budgeted cost. We also finished the integration of our North American Electronics group, resulting in a decrease of manufacturing overhead and SG&A costs.

We reduced our cost of poor quality by $3.3 million on a constant sales basis versus last year as all locations made improvements. We will continue to drive to improve on this area with our lean initiatives to reduce waste, scrap and premium freight.

In the second half of 2008, our commodity costs began to decline, giving us some relief on our margins. Our ongoing global purchasing initiatives helped to further reduce our materials cost through lower-cost material substitution in our product redesigns.

We are continuing our operational excellence journey with a greater emphasis on lean initiatives in our facilities to lower costs, reduce inventories, enhance our capability to serve the customer and improve our supply chain. Lean initiatives will drive the next wave of our operating performance improvements.

NEW AWARDS HELP MITIGATE MARKET DOWNTURNS

In marketing excellence we had several notable wins in 2008. We booked orders of $259 million for the year, of which $135 million was for new awards, our third consecutive year of absolute increase. Sales for the year were $753 million, a 4% increase over 2007 despite the transportation market decline.

Our efforts in customer diversification continued with significant awards at Volvo, John Deere and several Asian customers. We received awards from DAF and Peterbilt /Kenworth, positioning us to increase our business with PACCAR. I am particularly proud of the North American Electronics team's rapid response to a market opportunity when they designed, produced and shipped more than $40 million of short-order military business, which helped to mitigate the impact of the global sales slump.

Our focus on key product areas helped to fuel new business in excess of $29 million with product technologies that furthered our strategy in the area of emission control. These products included high-temperature sensors for exhaust gas applications (EGT sensors); low-temperature sensors for engine applications; and canister vent solenoids.

Nearly 80% of these new emission control-related business awards in 2008 were for EGT sensors. Significantly, many of those awards involved non-traditional customers, including our first, though small, award from a European automotive OEM. This award provides opportunities for further penetration of this product into the European market.

We also received several smaller awards from Asian customers for EGT sensors. The success of these business awards, coupled with our advanced development of new emissions sensing technologies targeted at emission regulation changes, should offer us solid opportunities for global expansion.

The new 2009 Lincoln MKS keyless entry feature showcases our state-of-the-art "touchless" capacitive sensor, providing Ford Motor Company with both distinctive styling and secure vehicle access.

We have held a 30-year leadership position in trailer tow connectors in North America and continued improving our position with our first trailer tow connector business award with Toyota in 2008. This key award was granted to Stoneridge because of our demonstrated expertise in providing highly reliable products that perform well in harsh environments, particularly when compared with competitors' products.

In the commercial vehicle market, we have combined our non-contact sensing technologies and switch expertise with our electronic hardware and software capabilities to provide the next-generation, fully integrated vehicle control arm that maximizes operator comfort and control. This product is being developed for two key material handling manufacturers.

With two of our game-changing technologies – torque sensing and cylinder position sensing – we have successfully met critical customer performance requirements and are well-positioned to provide outstanding product solutions in the areas of vehicle fuel economy, work efficiencies, increased up-time, reduced warranty costs and smoother equipment operation.

We have designed a new generation of tachograph, which is expected to launch in 2009. This product will enable the drivers of commercial vehicles in Europe to remain compliant with all applicable laws while increasing the productivity of the drivers and fleets. Our aftermarket unit has introduced the next generation of vehicle information download and analysis tools, OPTAC 3, during the first quarter of 2009, further assisting our fleet customers in driving their operational excellence.

JOINT VENTURES GROW IN BRAZIL AND INDIA

Our joint ventures PST Eletrônica (PST) in Brazil and Minda Stoneridge Instruments (Minda) in India continued to perform well. Sales increased by 31% at PST and 29% at Minda compared with 2007. Both were impacted by the global economic slowdown but continued to make excellent progress.

PST is the dominant alarm system provider in Brazil. Its products and services enhance the security and convenience of vehicle owners throughout South America. In 2008, PST began supplying Honda, the largest manufacturer of motorcycles, with motorcycle alarm products. To expand product breadth, we are launching a radio line under the strong PST brand directly into the aftermarket.

In 2008, Minda launched several new instrumentation clusters for GM Uzbekistan (Daewoo), Mahindra and Mahindra, Ashok Leyland, and added to its customer base with a cluster for Piaggio in Italy. Additionally, we are expanding our content per vehicle by adding new technologies to our product offering in India, where we have launched speed and fuel level sensors. The additional contracts we have secured position us well to further develop our brand in this growth region as the market recovers.

FINANCIAL STRENGTH PROVIDES FLEXIBILITY

As we drive forward on our journey to financial excellence, we are fortunate that our financial strength has buffered us against the significant industry downturn. Our cash balance continued to grow to $93 million at the end of the year. We also generated $54 million of free cash flow over the last three years.

Our liquidity remains strong. In addition to our cash position, our debt maturities provided us the flexibility that enabled us to avoid the need to refinance any of our debt in this uncertain financial period. Our $100 million revolving credit facility remains undrawn with maturity in November 2011. The revolving credit facility is pledged against inventories and receivables with no restrictive covenants. Our long-term 11.5% senior notes mature in May 2012.

Once the capital markets are more stable, we will continue to pursue the refinancing of our senior notes. With cash on hand and our borrowing capabilities, we are positioned to weather the downturn in the transportation market, and we have the flexibility to pursue a number of options for the future.

We have continued to manage our capital expenditures and working capital during this economic downturn as key elements of our operating cash flow. We have reduced our past-due receivables to the lowest level in the last five years. We have monitored our exposure to customers and suppliers to ensure that we keep continuity of our operations while minimizing our financial risk. We are implementing lean initiatives to reduce our inventory levels. Our goal remains to reduce our working capital to 12% of sales.

BUILDING ON A STRONG FOUNDATION

In 2008, we completed our restructuring plans and rapidly responded to the continued production declines in our markets. We have frozen our wages for 2009, reduced our 401(k) match in North America and converted our gain-sharing programs in North America to tie results to operating income.

Overall, we have improved our cash position and strengthened our liquidity. Our net debt (debt less cash) position was $90 million at the end of 2008, the lowest net debt position we have had since 1998.

With our strong financial position, we are using the opportunity to proactively capitalize on the current market conditions. We are pursuing near-term sales opportunities as well as acquisitions that fit strategically and are reasonably priced.

I firmly believe we have improved the performance and intrinsic value of the Company over the past three years. I am confident that in a more stable economic climate, our stock price would have reflected our improved performance and value. However, we are faced with new realities and must remain equally focused on what we can control in the short-term while proactively seeking out market opportunities for long-term growth. We are committed to building a company that is fast, flexible and focused that will drive long-term value.

In closing, I want to thank and acknowledge Earl Linehan and Sheldon Epstein, who are retiring from our Board of Directors. During their more than 20 years of service, they helped shape Stoneridge as it grew from a privately held domestic company to a publicly traded international corporation. We greatly appreciate their dedication and support and will miss their valuable input.

I am proud of what the employees of Stoneridge accomplished in 2008. Their efforts continued to build our foundation and support our future. The coming year will also be a challenging one as many companies will experience the problems associated with industry disruptions and lower volumes. I believe our team has the right skills and dedication to meet those challenges.

JOHN C. COREY, President and Chief Executive Officer

March 31, 2009

Fast, Flexible, Focused

Even in challenging economic times, market opportunities exist for strong and stable suppliers that successfully address customer needs and are cost-competitive and globally diverse. Stoneridge has established a track record of being fast, flexible and focused on doing what it takes to serve global customers efficiently and profitably in a variety of markets.

The Company continues to pursue its growth strategy by expanding and diversifying its customer base, enhancing its product offerings and bringing new technologies to market. It also continues to develop its low landed-cost global manufacturing footprint. In 2008, Stoneridge took further steps to reduce its manufacturing overhead, eliminate costs and streamline global operations. By doing so, the Company has increased its capability to respond quickly and effectively to support customer needs anywhere in the world.

At its foundation are the expert people of Stoneridge, who are focused on providing technologically advanced solutions to meet the changing needs of manufacturers in the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets.

Key Control Devices Product Applications


Engine Coolant Temperature Sensors
Exhaust Gas/Exhaust Gas Recirculation Temerature Sensors
Engine Oil Pressure Switches
Trailer Tow Connectors
Capacitive Keyless Entry Pad
Seat Track Position Sensors
Canister Vent Solenoids
Door, Lift Glass, Tail Gate, & Seat Release Actuators

To maximize customer-focus and organizational excellence, the Company is organized into two business segments: Electronics and Control Devices. The Electronics segment produces instrument clusters, control units, driver information systems and electrical distribution systems such as wiring harnesses, connectors and electronic modules for power and signal distribution. The Control Devices segment designs and manufactures a variety of sensors, switches and control actuation devices.

Stoneridge's two unconsolidated joint ventures also have contributed significantly to global growth. In Brazil, the PST Eletrônica joint venture is a leading supplier of electronic alarm systems and other security applications for the vehicle and motorcycle markets throughout South America. In India, Minda Stoneridge Instruments designs and produces electronics and instrumentation products for the commercial vehicle, passenger car and motorcycle markets.

With the combined strengths of its people, products, technologies, financial stability and global operations, Stoneridge is well-positioned to succeed under the challenging conditions of today's global markets. Due to significant business awards over the past few years, the Company is also poised to achieve profitable growth in the long-term with modest market growth assumptions. Further, by leveraging its current financial strength in the face of tough industry headwinds, Stoneridge has the opportunity to strategically seek additional market share with customers whose suppliers are at a higher level of risk.

MARKETING EXCELLENCE AND GROWTH OPPORTUNITIES

While Stoneridge has taken the necessary steps in recent years to improve its operational, organizational and financial excellence, it also has built a strong foundation that will enable continuing progress in marketing excellence. The entire organization focuses on identifying the most promising market opportunities and investing its resources toward finding the best ways to develop and deliver solutions that meet the needs of those markets.

For Stoneridge, primary areas of future opportunity include emission control, vehicle performance enhancement, fuel efficiency, and safety- and convenience-related products. All of these areas will continue to be long-term priorities for manufacturers of trucks, automobiles and off-road equipment, as well as consumers all over the world. Stoneridge technology plays a key role in solving the challenges of these markets, and that role is growing.

Key Electronics Product Applications


Wiring
Electronic Contol Units
Body Builder Applications
Digital Tachographs
Door Electronics
Dash Assemblies
Multiplex Switches
Instrumentation

Areas of Opportunity

Emission Control

Stoneridge offers sensors, valves and coils that enable engines and exhaust systems to operate more efficiently and produce lower levels of environmentally damaging emissions.

Performance Enhancement

A variety of instrumentation, measurement and communication systems rely on Stoneridge technology to improve the performance of commercial vehicle fleets.

Fuel Efficiency

Stoneridge's sensors, switches and actuators are vital to engine management and driveline systems that address the increasing global demand for more fuel-efficient vehicles.

Safety and Convenience

Manufacturers continue to enhance safety and convenience through the use of Stoneridge solutions such as speed sensors for antilock braking systems and abundant switches and control devices used for a wide range of applications throughout the vehicle.

LOW LANDED-COST GLOBAL MANUFACTURING

Stoneridge operates a global manufacturing organization to support customers wherever they need it, with facilities in North America, South America, Europe and Asia. As part of its initiative to realign costs, the Company has shifted a significant amount of production to its lower landed-cost facilities in Estonia, Mexico and China.

Global purchasing and information technology systems also help keep costs low and quality high. Through its restructuring efforts, the Company has reduced overhead, increased operating efficiency, improved its global purchasing power and established a more efficient supplier base, while strengthening its ability to provide new products, technologies and solutions to its global and regional customers.

During 2008, production began at the new manufacturing facility in Tallinn, Estonia, to better serve the growing markets of the surrounding region. In addition, the Company completed its technical center complex at Lexington, Ohio, to advance emissions-related technology and product development in close proximity to many key customers.

As a result of its strategic efforts to improve operational excellence, Stoneridge has become a stronger, more flexible company to serve a more diverse customer base. Leading global manufacturers are increasingly turning to Stoneridge as a financially stable technology-based solution provider.

VITAL SOLUTIONS FOR A CHANGING MARKETPLACE

Despite the ongoing challenges posed by the global economic downturn, vehicle manufacturers still face the need to improve the performance, efficiency, safety and environmental impact of their products. Stoneridge offers a variety of technology-based solutions that help manufacturers address these needs.

The Company's integrated instrumentation systems and information display products meet customer demands for more sophisticated technology to help vehicle operators and fleet managers monitor performance more closely and improve efficiency. Stoneridge solutions include state-of-the-art instrument panels, latest-generation digital tachographs that record driver hours and vehicle information, and sophisticated download and analysis tools to assist fleet customers in improving their operations.

In the area of control devices, Stoneridge's sensors, switches, valves and actuators perform a wide variety of duties ranging from emission and temperature control to safety enhancement. Temperature and speed sensors for exhaust systems and engine applications play an important role in emission control. Antilock braking systems rely on speed sensors to operate properly. New technology developments in torque and cylinder position sensing have excellent market potential to improve the performance of commercial and off-road vehicles.

The people of Stoneridge strive to be market leaders rather than followers, dedicated to responding quickly and flexibly. With a sharp focus on the core customer needs, they are developing technology-based solutions and continuously refining the product portfolio, enabling the Company to maintain its competitive edge.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

SEC
Mail Processing
Section
APR 10 2009
Washington, DC
100

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ____________ to ____________

Commission File Number: 001-13337

STONERIDGE, INC.

(Exact Name of Registrant As Specified in Its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	**34-1598949** (I.R.S. Employer Identification No.)
9400 East Market Street, Warren, Ohio (Address of Principal Executive Offices)	**44484** (Zip Code)

(330) 856-2443
Registrant's Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $247.1 million. The closing price of the Common Shares on June 30, 2008 as reported on the New York Stock Exchange was $17.06 per share. As of June 30, 2008, the number of Common Shares outstanding was 24,660,471.

The number of Common Shares, without par value, outstanding as of February 20, 2009 was 24,664,529.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 4, 2009, into Part III, Items 10, 11, 12, 13 and 14.

STONERIDGE, INC. AND SUBSIDIARIES

INDEX

PART I

Item 1. Business.

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets. Our custom-engineered products are predominantly sold on a sole-source basis and consist of application-specific control devices, sensors, vehicle management electronics and power and signal distribution systems. These products comprise the elements of every vehicle's electrical system, and individually interface with a vehicle's mechanical and electrical systems to (i) activate equipment and accessories, (ii) display and monitor vehicle performance and (iii) control and distribute electrical power and signals. Our products improve the performance, safety, convenience and environmental monitoring capabilities of our customers' vehicles. As such, the growth in many of the product areas in which we compete is driven by the increasing consumer desire for safety, security and convenience. This is coupled with the need for original equipment manufacturers ("OEM") to meet safety requirements in addition to the general trend of increased electrical and electronic content per vehicle. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems.

Products

We conduct our business in two reportable segments: Electronics and Control Devices. Under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The core products of the Electronics reportable segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices reportable segment include electronic and electrical switch products, control actuation devices and sensors. We design and manufacture the following vehicle parts:

Electronics. The Electronics reportable segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the entire electrical system within a vehicle compartment. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

Control Devices. The Control Devices reportable segment produces products that monitor, measure or activate a specific function within the vehicle. Product lines included within the Control Devices segment are sensors, switches, actuators, as well as other electronic products. Sensor products are employed in most major vehicle systems, including the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit a signal that activates specific functions. Hidden switches are not typically seen by vehicle passengers, but are used to activate or deactivate selected functions. Customer activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. In addition, the Control Devices segment designs and manufactures electromechanical actuator products that enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market.

The following table presents net sales by reportable segment, as a percentage of total net sales:

	For the Years Ended December 31,		
	2008	2007	2006
Electronics	69%	61%	62%
Control Devices	31	39	38
Total	100%	100%	100%

For further information related to our reportable segments and financial information about geographic areas, see Note 13, "Segment Reporting," to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for both reportable segments include: copper wire, zinc, cable, resins, plastics, printed circuit boards, and certain electrical components such as microprocessors, memory devices, resistors, capacitors, fuses, relays and connectors. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are readily available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

Patents and Intellectual Property

Both of our reportable segments maintain and have pending various U.S. and foreign patents and other rights to intellectual property relating to our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in both of our reportable segments have historically been cyclical. Because these products are used principally in the production of vehicles for the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle production of our principal customers could adversely impact the Company. Approximately 70%, 60% and 62% of our net sales in 2008, 2007 and 2006, respectively, were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Approximately 30%, 40% and 38% of our net sales in 2008, 2007 and 2006, respectively, were made to the automotive market.

We typically experience decreased sales during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July for vacations and new model changeovers. The fourth quarter is similarly impacted by plant shutdowns for the holidays.

Customers

We are dependent on a small number of principal customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers or the loss of a significant customer would have a material adverse impact on the financial condition and results of operations of the Company. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or not used at all. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on the financial condition and results of operations of the Company. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents the Company's principal customers, as a percentage of net sales:

	For the Ended December 31,		
	2008	2007	2006
Navistar International	26%	20%	25%
Deere & Company	10	7	6
Ford Motor Company	6	8	6
Chrysler LLC	6	5	5
MAN AG	4	6	6
General Motors	4	6	5
Other	44	48	47
Total	100%	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

Markets for our products in both reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, service and timely delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics. Our primary competitors include Continental AG/Siemens VDO, Delphi and Leoni.

Control Devices. Our primary competitors include Methode, Denso, Delphi, Bosch, Continental AG/ Siemens VDO, Hella, TRW and BEI Duncan.

Product Development

Our research and development efforts are largely product design and development oriented and consist primarily of applying known technologies to customer generated problems and situations. We work closely with our customers to creatively solve problems using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicles platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Development work at the Company is largely performed on a decentralized basis. We have engineering and product development departments located at a majority of our manufacturing facilities. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts, Lexington, Ohio and Stockholm, Sweden.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable the Company to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We have further strengthened our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $45.6 million, $44.2 million and $40.8 million for 2008, 2007 and 2006, respectively, or 6.1%, 6.1% and 5.8% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers. This shift is essential to the future growth of the Company. However, the typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2008, we had approximately 6,400 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Except for certain employees located in Mexico, Sweden, and the United Kingdom, our employees are not represented by a union. Our unionized workers are not covered by collective bargaining agreements. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives including gaining access to new markets, exchanging technology and intellectual capital, broadening our customer base and expanding our product offerings. Specifically we have formed joint ventures in Brazil, PST Eletrônica S.A. ("PST"), and India, Minda Stoneridge Instruments Ltd. ("Minda"), and continue to explore similar business opportunities in other global markets. We have a 50% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997 and our Minda joint venture in August 2004. Each of these investments is accounted for using the equity method of accounting.

Our joint ventures have contributed positively to our financial results in 2008, 2007 and 2006. Equity earnings by joint venture for the years ended December 31, 2008, 2007 and 2006 are summarized in the following table (in thousands):

	For the Years Ended December 31,		
	2008	2007	2006
PST	$12,788	$10,351	$6,771
Minda	702	542	354
Total equity earnings of investees	$13,490	$10,893	$7,125

In Brazil, our PST joint venture, which is an electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry, generated net sales of $174.3 million, $133.0 million and $94.1 million in 2008, 2007 and 2006, respectively. We also received dividend payments of $4.2 million, $5.6 million and $3.7 million from PST in 2008, 2007 and 2006, respectively.

Executive Officers of the Company

Each executive officer of the Company is appointed by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earlier of death, resignation or removal. The Board of Directors generally appoints executive officers annually. The executive officers of the Company are as follows:

Name	Age	Position
John C. Corey	61	President, Chief Executive Officer and Director
George E. Strickler	61	Executive Vice President, Chief Financial Officer and Treasurer
Thomas A. Beaver	55	Vice President of Global Sales and Systems Engineering
Mark J. Tervalon	42	Vice President of the Company and President of the Stoneridge Electronics Division

John C. Corey, *President, Chief Executive Officer and Director.* Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations.

George E. Strickler, *Executive Vice President, Chief Financial Officer and Treasurer.* Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January of 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January of 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Thomas A. Beaver, *Vice President of Global Sales and Systems Engineering.* Mr. Beaver has served as Vice President of Global Sales and Systems Engineering of the Company since January of 2005. Prior to this time, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005.

Mark J. Tervalon, *Vice President of the Company and President of the Stoneridge Electronics Division.* Mr. Tervalon has served as President of the Stoneridge Electronics Division and Vice President of the Company since August of 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003 when he became Vice President and General Manager of the Stoneridge Electronics Group.

Available Information

We make available, free of charge through our website (*www.stoneridge.com*), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A. Risk Factors.

Set forth below and elsewhere in this Annual Report on Form 10-K are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slow-down, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters, commodity prices or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section to follow, "Forward-Looking Statements," on page 31 should be considered in addition to the following statements.

Current worldwide economic conditions and credit tightening may adversely affect our business, operating results and financial condition.

General worldwide economic conditions have experienced a downturn due to the effects of the sub-prime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. We are not immune to changes in economic conditions. We believe the current worldwide economic crisis has resulted and may continue to result in a further decline in current and forecasted production volumes for light and commercial vehicles, which will likely result in decreased demand for our products. The worldwide economic crisis also may have other adverse implications on our business. For example, the ability of our customers to borrow money from their existing lenders or to obtain credit from other sources to purchase our products may be impaired. Although we maintain an allowance for doubtful accounts for estimating losses resulting from the inability of our customers to make required payments and such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same loss rates that we have in the past, especially given the current turmoil in the worldwide economy. A significant change in the liquidity or financial condition of our customers could cause unfavorable trends in our receivable collections and additional allowances may be required, which could adversely affect our operating results. In addition, the worldwide economic crisis may adversely impact the ability of suppliers to provide us with materials and components, which could adversely affect our business and operating results.

The North American and European automotive industries are in distress and further deterioration could adversely impact our business.

Global automotive market sales represented 30%, 40% and 38% of our total net sales in 2008, 2007 and 2006, respectively. A number of companies in the global automotive industry are facing severe financial difficulties. In North America, General Motors, Ford, and Chrysler have experienced a market decline. They have announced significant restructuring actions in an effort to improve profitability and some have received Federal financing assistance. The North American automotive manufacturers are also burdened with substantial structural costs, such as pension and healthcare costs, that have impacted their profitability and labor relations and may ultimately result in severe financial difficulty, including bankruptcy. Automakers across Europe and Japan are also experiencing difficulties from a weakened economy and tightening credit markets. Automotive industry conditions have adversely affected our supply base. Lower production levels for some of our key suppliers, increases in certain raw material, commodity and energy costs and the global credit market crisis has resulted in severe financial distress among many companies within the automotive supply base. The continuation of financial distress within the automotive industry and the supply base and/or the bankruptcy of one or more of the automakers may lead to supplier bankruptcies, commercial disputes, supply chain interruptions, supplier requests for company sponsored capital support, or a collapse of the supply chain.

Our business is cyclical and seasonal in nature and downturns in the medium- and heavy-duty truck, agricultural, automotive and off-road vehicle markets could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of medium- and heavy-duty trucks, agricultural, automobiles and off-road vehicles. The markets for our products have historically been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the medium- and heavy-duty truck, agricultural, automotive and off-road vehicle markets, our sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2008, approximately 70% were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets and approximately 30% of our net sales were made to the automotive market. Seasonality experienced by the automotive industry also impacts our operations. We typically experience decreased sales during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and new model changeovers. The fourth quarter is also impacted by plant shutdowns for the holidays.

We may not realize sales represented by awarded business.

We base our growth projections, in part, on commitments made by our customers. There commitments generally renew yearly during a program life cycle. If actual production orders from our customers do not approximate such commitments, it could adversely affect our business.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, results of operations and financial condition.

We are dependent on the availability and price of raw materials.

We require substantial amounts of raw materials and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on a small number of principal customers for a significant percentage of our net sales. In 2008, our top three principal customers were Navistar International, Deere & Company and Ford Motor Company, which comprised 26%, 10% and 6% of our net sales respectively. In 2008, our top ten customers accounted for 68% of our net sales. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our results of operations and financial condition. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete favorably.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger, consolidated companies, our results of operations and financial condition could be adversely affected.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects; computer viruses and computer security breaks pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in research and development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products and to develop new products and to achieve technological advances could have a material adverse effect on our results of operations and financial condition.

We may experience increased costs associated with labor unions that could adversely affect our financial performance and results of operations.

As of December 31, 2008, we had approximately 6,400 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Certain employees located in Mexico,

Sweden, and the United Kingdom are represented by a union but not collective bargaining agreements. We cannot assure you that our employees will not be covered by collective bargaining agreements in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any prolonged labor disruption involving our employees, employees of our customers, a large percentage of which are covered by collective bargaining agreements, or employees of our suppliers could have a material adverse impact on our results of operations and financial condition by disrupting our ability to manufacture our products or the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We may incur material product liability costs.

We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or customer OEM-instituted recalls involving such products. We maintain insurance against such product liability claims, but we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our results of operations and financial condition.

We are subject to risks related to our international operations.

Approximately 25.9% of our net sales in 2008 were derived from sales outside of North America. Non-current assets outside of North America accounted for approximately 13.6% of our non-current assets as of December 31, 2008. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse effect on our results of operations and financial condition.

We face risks through our equity investments in companies that we do not control.

Our net earnings include significant equity earnings from unconsolidated subsidiaries. For the year ended December 31, 2008, we recognized $13.5 million of equity earnings and received $4.2 million in cash dividends from our unconsolidated subsidiaries. Our equity investments may not always perform at the levels we have seen in recent years.

Our annual effective tax rate could be volatile and materially change as a result of changes in mix of earnings and other factors.

The overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions provide no current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company and our joint ventures currently own or lease 16 manufacturing facilities, which together contain approximately 1.4 million square feet of manufacturing space. Of these manufacturing facilities, nine are used by our Electronics reportable segment, four are used by our Control Devices reportable segment and three are owned by our joint venture companies. The following table provides information regarding our facilities:

Location	Owned/ Leased	Use	Square Footage
Electronics			
Portland, Indiana	Owned	Manufacturing	182,000
Juarez, Mexico	Owned	Manufacturing/Division Office	178,000
Chihuahua, Mexico	Owned	Manufacturing	135,569
El Paso, Texas	Leased	Warehouse	93,000
Tallinn, Estonia	Leased	Manufacturing	85,911
Orebro, Sweden	Leased	Manufacturing	77,472
Mitcheldean, England	Leased	Manufacturing (Vacant)	74,790
Monclova, Mexico	Leased	Manufacturing	68,436
Chihuahua, Mexico	Leased	Manufacturing	49,805
Cheltenham, England	Leased	Manufacturing (Vacant)	39,983
Stockholm, Sweden	Leased	Engineering Office/Division Office	37,714
Dundee, Scotland	Leased	Manufacturing/Sales Office/Engineering Office	32,753
Warren, Ohio	Leased	Engineering Office/Division Office	24,570
Chihuahua, Mexico	Leased	Manufacturing	10,000
Bayonne, France	Leased	Sales Office/Warehouse	8,267
Portland, Indiana	Leased	Warehouse	8,250
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Rome, Italy	Leased	Sales Office	1,216
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	209,492
Canton, Massachusetts	Owned	Manufacturing/Division Office	132,560
Sarasota, Florida	Owned	Manufacturing (Vacant)	115,000
Suzhou, China	Leased	Manufacturing/Warehouse	25,737
Lexington, Ohio	Owned	Manufacturing	10,120
Sarasota, Florida	Owned	Warehouse (Vacant)	7,500
Lexington, Ohio	Leased	Warehouse	5,000
Lexington, Ohio	Leased	Warehouse	4,000
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Shanghai, China	Leased	Sales Office	270
Seoul, South Korea	Leased	Sales Office	154
Joint Ventures			
Pune, India	Owned	Manufacturing/Engineering Office/Sales Office	76,000
Manaus, Brazil	Owned	Manufacturing	73,550
São Paulo, Brazil	Owned	Manufacturing/Engineering Office/Sales Office	45,343
Buenos Aires, Argentina	Leased	Sales Office	3,551

Item 3. Legal Proceedings.

The Company is involved in certain legal actions and claims arising in the ordinary course of business. The Company, however, does not believe that any of the litigation in which it is currently engaged, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position or results of operations. The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products causes personal injury or death to users of the Company's products and there can be no assurance that the Company will not experience any material product liability losses in the future. The Company maintains insurance against such product liability claims. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in the government-imposed or customer OEM-instituted recall involving such products.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 20, 2009, we had 24,664,529 Common Shares without par value, issued and outstanding, which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,000 beneficial owners.

The Company has not historically paid or declared dividends, which are restricted under both the senior notes and the asset-based credit facility, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made, no event of default shall have occurred and outstanding indebtedness under our asset-based credit facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices (as reported on the NYSE composite tape) for our Common Shares for each quarter ended during 2008 and 2007 are as follows:

Quarter Ended		High	Low
2008	March 31	$14.15	$ 6.97
	June 30	$17.98	$13.04
	September 30	$19.06	$11.25
	December 31	$10.32	$ 2.42
2007	March 31	$12.17	$ 8.25
	June 30	$13.53	$10.29
	September 30	$13.76	$ 9.15
	December 31	$10.98	$ 8.00

The Company did not repurchase any Common Shares in 2008 or 2007.

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the Hemscott Group — Industry Group 333 (Automotive Parts) Index and the NYSE Market Index based on the respective market price of each investment at December 31, 2003, 2004, 2005, 2006, 2007 and 2008 assuming in each case an initial investment of $100 on December 31, 2003, and reinvestment of dividends.


$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
STONERIDGE, INC.
HEMSCOTT GROUP INDEX
NYSE MARKET INDEX

	2003	2004	2005	2006	2007	2008
Stoneridge, Inc	100.00	100.53	43.99	54.42	53.42	30.30
Hemscott Group – Industry Group 333 Index	100.00	102.92	91.50	103.09	110.76	48.02
NYSE Market Index	100.00	112.92	122.25	143.23	150.88	94.76

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

Item 6. Selected Financial Data.

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data was derived from our consolidated financial statements.

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In Thousands, Except per Share Data)				
Statement of Operations Data:					
Net sales:					
Electronics	$533,328	$458,672	$456,932	$401,663	$ 403,322
Control Devices	236,038	289,979	271,943	291,434	299,408
Eliminations	(16,668)	(21,531)	(20,176)	(21,513)	(20,935)
Consolidated	$752,698	$727,120	$708,699	$671,584	$ 681,795
Gross profit	$166,287	$167,723	$158,906	$148,588	$ 174,987
Operating income (loss)(A)	$(43,271)	$ 34,799	$ 35,063	$ 23,303	$(125,570)
Equity in earnings of investees	$ 13,490	$ 10,893	$ 7,125	$ 4,052	$ 1,698
Income (loss) before income taxes(A)					
Electronics	$ 38,713	$ 20,692	$ 20,882	$ (216)	$ 27,562
Control Devices	(78,858)	15,825	13,987	19,429	(147,960)
Other corporate activities	10,078	8,676	6,392	8,217	(4,477)
Corporate interest	(20,708)	(21,969)	(21,622)	(22,994)	(24,281)
Consolidated	$(50,775)	$ 23,224	$ 19,639	$ 4,436	$(149,156)
Net income (loss)(A)	$(97,527)	$ 16,671	$ 14,513	$ 933	$ (92,503)
Basic net income (loss) per share(A)	$ (4.17)	$ 0.72	$ 0.63	$ 0.04	$ (4.09)
Diluted net income (loss) per share(A)	$ (4.17)	$ 0.71	$ 0.63	$ 0.04	$ (4.09)
Other Data:					
Product development expenses	$ 45,508	$ 44,203	$ 40,840	$ 39,193	$ 36,145
Capital expenditures	$ 24,573	$ 18,141	$ 25,895	$ 28,934	$ 23,917
Depreciation and amortization(B)	$ 26,399	$ 28,503	$ 26,180	$ 26,157	$ 24,802
Balance Sheet Data (at period end):					
Working capital	$160,387	$184,788	$135,915	$116,689	$ 123,317
Total assets	$382,437	$527,769	$501,807	$463,038	$ 473,001
Long-term debt, less current portion	$183,000	$200,000	$200,000	$200,000	$ 200,052
Shareholders' equity	$ 91,758	$206,189	$178,622	$153,991	$ 155,605

(A) Our 2008 and 2004 operating loss, loss before income taxes, net loss, and related basic and diluted loss per share amounts include non-cash, pre-tax goodwill impairment losses of $65,175 and $183,450, respectively.

(B) These amounts represent depreciation and amortization on fixed and certain finite-lived intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following Management Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Stoneridge, Inc. (the "Company"). This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

We are an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the medium- and heavy-duty truck, agricultural, automotive and off-highway markets.

For the year ended December 31, 2008, net sales were $752.7 million, an increase of $25.6 million compared with $727.1 million for the year ended December 31, 2007.

Our net loss for the year ended December 31, 2008 was $97.5 million, or $(4.17) per diluted share, compared with net income of $16.7 million, or $0.71 per diluted share, for 2007. Earnings per share for 2008 include $(5.15) per share for restructuring expenses, an after-tax non-cash goodwill impairment charge and a non-cash deferred tax asset valuation allowance.

Our increase in net sales was predominantly attributable to net new business sales. This increase was partially offset by volume reductions and contractual price reductions at our major customers in the automotive vehicle market for the year ended December 31, 2008.

Our 2008 net loss was due to a non-cash goodwill impairment charge of $65.2 million and a non-cash deferred tax asset valuation of $62.0 million.

We achieved income from continuing operations excluding restructuring, the effect of the goodwill impairment charge and the deferred tax asset valuation allowance ("other non-recurring items") in 2008 of $22.8 million, or $0.98 per share, compared with $17.6 million, or $0.75 per share, in 2007. We aggressively pursued restructuring efforts starting in late 2007 and during 2008 to adjust the cost structure and eliminate overhead centers to enhance profitability in robust economic times and protect profitability when market adversity occurs. We recorded after-tax restructuring expenses of $12.3 million, or $0.53 per share in 2008. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") and SFAS 109, *Accounting for Income Taxes*, the 2008 results also include an after-tax non-cash goodwill impairment charge in our Control Device reporting segment of $46.1 million, or $1.97 per share, and a non-cash valuation allowance against deferred tax assets of $62.0 million or $2.65 per share. The impact of the non-cash impairment charge and deferred tax asset valuation allowance was driven by adverse equity market conditions that caused a decrease in current market multiples and our stock price as of December 31, 2008.

Affecting our profitability were restructuring initiatives that began in the fourth quarter of 2007 to improve the Company's manufacturing efficiency and cost position by ceasing manufacturing operations at our Sarasota, Florida and Mitcheldean, United Kingdom locations. Related 2008 expenses, primarily comprised of one-time termination benefits and line-transfer expenses of approximately $15.4 million. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as restructuring charges, while the remaining restructuring related expenses were included in cost of goods sold.

In 2008, our PST Eletrônica S.A. ("PST") joint venture in Brazil, which is an electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry, continued to perform well, resulting in equity earnings of $12.8 million compared to $10.4 million in the previous year. We also received dividend payments from PST of $4.2 million and $5.6 million in 2008 and 2007, respectively. We currently hold a 50% equity interest in PST. The results of PST in 2009 will be impacted by fluctuations in foreign exchange rates.

To supplement the Company's consolidated financial statements presented on a basis in accordance with generally accepted accounting principles ("GAAP") in the United States, the Company's management also uses and discloses certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they alternatives for, GAAP-based financial measures. The Company includes these non-GAAP financial measures because it believes they provide useful information with which to evaluate the performance of the Company. The non-GAAP measures included in this Annual Report on Form 10-K have been reconciled to the comparable GAAP measures within the accompanying table, as required under Securities and Exchange Commission rules regarding the use of non-GAAP financial measures. They should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

A reconciliation of GAAP net loss and earnings per share ("EPS") to adjusted net income before restructuring related expenses and other non-recurring costs and EPS is presented below (in thousands except per share data):

	For the Year Ended December 31,			
	2008		2007	
	Dollars	EPS	Dollars	EPS
Adjusted net income per share before restructuring related expenses and other non-recurring items				
Net income (loss)	$(97,527)	$(4.17)	$16,671	$0.71
Total restructuring related expenses, net of tax benefits	12,286	0.53	915	0.04
Goodwill impairment, net of tax benefits	46,052	1.97	—	—
Deferred tax asset valuation allowance	62,006	2.65	—	—
Adjusted net income before restructuring related expenses and other non-recurring items	$ 22,817	$ 0.98	$17,586	$0.75
Diluted weighted average shares outstanding(1)	23,367		23,548	

(1) Basic and Diluted weighted average shares outstanding are the same for 2008 periods as a net loss caused the dilutive shares to have an anti-dilutive effect.

Recent Trends and Market Conditions

The automotive and commercial vehicle industries experienced significantly unfavorable developments during 2008 (primarily the second half of 2008), particularly in North America and Europe. These trends include:

General Economic Factors:

Disruptions in financial markets and restrictions on liquidity are adversely impacting the availability and cost of incremental credit for many companies. These disruptions are also adversely affecting the global economy, further negatively impacting consumer spending patterns in the automotive and commercial vehicle industries. Our customers and suppliers are attempting to respond to rapidly changing consumer preferences, restricted liquidity and increased cost of capital any of which could negatively impact their business and could result in further restructuring or even reorganization or liquidation under bankruptcy laws. Any such negative event could, in turn, negatively affect our business either through loss of sales to our customers or through our inability to meet our commitments (or inability to meet them without excess expense), due to the loss of supplies from any of our suppliers so affected.

Production Levels and Product Mix:

In the U.S. and Europe, overall negative economic conditions, including the deterioration of global financial markets, reduced credit availability and lower consumer confidence have significantly impacted the automotive and commercial vehicle industries. As such, automotive and commercial vehicle production and sales have deteriorated substantially and are not expected to recover significantly in the near term. Therefore, considering the drastic changes to consumer demand for vehicles, and corresponding decrease in production and demand for our products, as well as are common share price, we tested our goodwill for impairment and recognized a pre-tax non-cash $65.2 million goodwill impairment charge in 2008.

In recent years, and continuing into 2008, General Motors, Ford and Chrysler ("Detroit Three") have seen a steady decline in their market share for vehicle sales in North America. Declining market share, inherent legacy issues with the Detroit Three and the impact of declining consumer confidence have led to recent, unprecedented production cuts and permanent capacity reductions. During 2008, the Detroit Three North American production levels declined approximately 21% compared to 2007. These declines will have a continuing negative impact on our sales, liquidity and results of operations.

In addition, in order to address market share declines, reduced production levels, negative industry trends (such as change in mix of vehicles), general macroeconomic conditions and other structural issues specific to their companies (such as significant overcapacity and pension and healthcare costs), the Detroit Three and certain of our other customers continue to implement or may implement various forms of restructuring initiatives (including, in certain cases, reorganization under bankruptcy laws). These restructuring actions have had and may continue to have a significant impact throughout our industry, including our supply base.

Outlook

In the fourth quarter of 2008 the North American automotive and the global commercial vehicle markets experienced the beginning of a significant decline that is unprecedented in its breadth, depth and speed. It is currently accelerating into the first part of 2009. The uncertainty of the activity of the global economy makes it difficult to predict how demand for automotive and commercial vehicle products will develop in 2009.

Significant factors inherent to our markets that could affect our results for 2009 include general economic conditions and the financial stability of our customers and suppliers as well as our ability to successfully execute our planned restructuring, productivity and cost reduction initiatives. We are undertaking these initiatives to mitigate significant sales volume reductions in our served markets and customer-demanded price reductions. Our management team is focused on improving operational efficiency while adapting to the needs of our customers.

We continue our transition to low-cost manufacturing locations. Initially, this initiative will result in restructuring costs stemming from facility closures and production relocations. However, the longer-term effects of such an initiative will enable us to reduce our operating costs and increase global sourcing capacity to our customers.

We will continue to monitor business conditions and will take the necessary steps to address the current economic environment.

Results of Operations

We are primarily organized by markets served and products produced. Under this organizational structure, our operations have been aggregated into two reportable segments: Electronics and Control Devices. The Electronics reportable segment includes results of operations that design and manufacture electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment includes results from our operations that design and manufacture electronic and electromechanical switches, control actuation devices and sensors.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2008		2007			
Electronics	$520,936	69.2%	$441,717	60.7%	$ 79,219	17.9%
Control Devices	231,762	30.8	285,403	39.3	(53,641)	(18.8)%
Total net sales	$752,698	100.0%	$727,120	100.0%	$ 25,578	3.5%

The increase in net sales for our Electronics segment was primarily due to new business sales and increased sales volume in 2008. Contractual price reductions and foreign currency exchange rates negatively affected net sales by approximately $2.0 million in 2008.

The decrease in net sales for our Control Devices segment was primarily attributable to production volume reductions at our major customers in the North American automotive market. Additionally, the loss of sensor product revenue at our Sarasota, Florida, facility had a negative impact on net sales.

Net sales by geographic location for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2008		2007			
North America	$557,990	74.1%	$522,730	71.9%	$35,260	6.7%
Europe and other	194,708	25.9	204,390	28.1	(9,682)	(4.7)%
Total net sales	$752,698	100.0%	$727,120	100.0%	$25,578	3.5%

The increase in North American sales was primarily attributable to net new business sales of electronics products. The increase was partially offset by lower sales volume in our North American automotive market. Our decrease in sales outside North America was primarily due to reduced volume in light vehicle products and reduced European commercial vehicle sales volume.

Consolidated statements of operations as a percentage of net sales for the years ended December 31, 2008 and 2007 are presented in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)
	2008		2007		
Net Sales	$752,698	100.0%	$727,120	100.0%	$ 25,578
Costs and Expenses:					
Cost of goods sold	586,411	77.9	559,397	76.9	27,014
Selling, general and administrative	136,563	18.1	133,708	18.4	2,855
Gain on sale of property, plant & equipment, net	(571)	(0.1)	(1,710)	(0.2)	1,139
Goodwill impairment charge	65,175	8.7	—	—	65,175
Restructuring charges	8,391	1.1	926	0.1	7,465
Operating Income (Loss)	(43,271)	(5.7)	34,799	4.8	(78,070)
Interest expense, net	20,575	2.7	21,759	3.0	(1,184)
Equity in earnings of investees	(13,490)	(1.8)	(10,893)	(1.5)	(2,597)
Loss on early extinguishment of debt	770	0.1	—	—	770
Other (income) expense, net	(351)	—	709	0.1	(1,060)
Income (Loss) Before Income Taxes	(50,775)	(6.7)	23,224	3.2	(73,999)
Provision for income taxes	46,752	6.2	6,553	0.9	40,199
Net Income (Loss)	$(97,527)	(12.9)%	$ 16,671	2.3%	$(114,198)

Cost of Goods Sold. The increase in cost of goods sold as a percentage of sales was primarily due to $7.0 million of restructuring expenses included in cost of goods sold for the year ended December 31, 2008. The negative impact of restructuring expenses were partially offset by a more favorable product mix and new business sales.

Selling, General and Administrative Expenses. Product development expenses included in SG&A were $45.6 million and $44.2 million for the years ended December 31, 2008 and 2007, respectively. The increase was primarily related to development spending in the areas of instrumentation and wiring. The Company intends to reallocate its resources to focus on the design and development of new products rather than primarily focusing on sustaining existing product programs. The increase in SG&A expenses, excluding product development was due primarily to increased compensation related items.

Gain on Sale of Property, Plant and Equipment, Net. The gain for 2008 was primarily a result of selling manufacturing lines which was part of the line transfer initiative at our Mitcheldean, United Kingdom facility. The gain for the year ended December 31, 2007 was primarily attributable to the sale of non-strategic assets including two idle facilities and the Company airplane.

Goodwill Impairment Charge. A goodwill impairment charge of $65.2 million was recorded during the year ended December 31, 2008. During the fourth quarter, as a result of the deterioration of the global economy and its effects on the automotive and commercial vehicle markets, we were required to perform an additional goodwill impairment test subsequent to our annual October 1, 2008 test. The result of the December 31, 2008 impairment test was that our goodwill was determined to be significantly impaired and was written off. The goodwill related to two reporting units in the Control Devices segment.

Restructuring Charges. The increase in restructuring charges that were general and administrative in nature, were primarily the result of the ratable recognition of one-time termination benefits that were due to employees and the cancellation of certain contracts upon the closure of our Sarasota, Florida, and Mitcheldean, United Kingdom, locations. Additionally, in 2008, we announced additional restructuring initiatives at our Canton, Massachusetts, Orebro, Sweden and Tallinn, Estonia locations. The majority of this charge resulted in the recognition of one-time termination benefits that were due to affected employees. No fixed-asset impairment charges were incurred because the assets were transferred to our other locations for continued production. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as restructuring charges, while the remaining restructuring related expenses were included in cost of goods sold. These initiatives were substantially completed in 2008.

Restructuring charges recorded by reportable segment during the year ended December 31, 2008 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$2,564	$2,521	$5,085
Contract termination costs	1,305	—	1,305
Other costs	23	1,978	2,001
Total restructuring charges	$3,892	$4,499	$8,391

Severance costs relate to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives. Other exit costs include miscellaneous expenditures associated with exiting business activities, such as the transferring of production equipment.

Restructuring charges recorded by reportable segment during the year ended December 31, 2007 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$542	$357	$899
Other costs	—	27	27
Total restructuring charges	$542	$384	$926

Restructuring related expenses, general and administrative in nature, for the year ended December 31, 2007 were primarily severance costs as a result of the ratable recognition of one-time termination benefits that were due to employees upon the closure of our Sarasota, Florida and Mitcheldean, United Kingdom locations that were announced in 2007.

Equity in Earnings of Investees. The increase was predominately attributable to the increase in equity earnings recognized from our PST joint venture. The increase primarily reflects higher volume for PST's security product lines and favorable exchange rates throughout most of 2008.

Income (Loss) Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

	For the Years Ended December 31,			
	2008	2007	$ Increase / (Decrease)	% Increase / (Decrease)
Electronics	$ 38,713	$ 20,692	$ 18,021	87.1%
Control Devices	(78,858)	15,825	(94,683)	(598.3)%
Other corporate activities	10,078	8,676	1,402	16.2%
Corporate interest expense	(20,708)	(21,969)	1,261	5.7%
Income (loss) before income taxes	$(50,775)	$ 23,224	$(73,999)	(318.6)%

The increase in income before income taxes in the Electronics segment was related to higher net sales, which increased by $79.2 million in 2008. This was partially offset by increased restructuring related expenses of $3.4 million in 2008 when compared to 2007.

The decrease in income before income taxes in the Control Devices reportable segment was primarily due to the goodwill impairment charge of $65.2 million recognized in 2008. Additionally, net sales reduced by $53.6 million and the segment recognized an additional $4.1 million of restructuring related expenses in 2008.

The increase in income before income taxes from other corporate activities was primarily due to an increase in equity earnings from our PST joint venture of $2.4 million in 2008.

Income (loss) before income taxes by geographic location for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands):

	For the Years Ended December 31,					
	2008		2007		$ Decrease	% Decrease
North America	$(47,795)	94.1%	$12,405	53.4%	$(60,200)	(485.3)%
Europe and other	(2,980)	5.9	10,819	46.6	(13,799)	(127.5)%
Income (loss) before income taxes	$(50,775)	100.0%	$23,224	100.0%	$(73,999)	(318.6)%

Our North American 2008 profitability was adversely affected by the $65.2 million goodwill impairment charge, which was offset by new business sales of electronic products. Other factors impacting the 2008 results were increased restructuring related expenses of $8.9 million and lower North American automotive production. The decrease in profitability outside North America was primarily due to increased restructuring related expenses of $6.5 million and design and development expenses. The decrease was partially offset by increased European commercial vehicle production during the first half of 2008.

Provision for Income Taxes. We recognized a provision for income taxes of $46.8 million, or 92.1% of pre-tax loss, and $6.6 million, or 28.2% of pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2008 and 2007, respectively. The increase in the effective tax rate for 2008 was primarily attributable to the recording of a valuation allowance against our domestic deferred tax assets. Due to the impairment of goodwill the Company was in a cumulative loss position for the period 2006 – 2008. Pursuant to the accounting guidance the Company was required to record a valuation allowance. Additionally, the effective tax rate was unfavorably affected by the costs incurred to restructure our United Kingdom operations. Since we do not believe that the related tax benefit of those losses will be realized, a valuation allowance was recorded against the foreign deferred tax assets associated with those foreign losses. Finally, offsetting the impact of the current year valuation allowances, the effective tax rate was favorably impacted by a combination of audit settlements, successful litigation and the expiration of certain statutes of limitation.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the years ended December 31, 2007 and 2006 are summarized in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2007		2006			
Electronics	$441,717	60.7%	$442,427	62.4%	$ (710)	(0.2)%
Control Devices	285,403	39.3	266,272	37.6	19,131	7.2%
Total net sales	$727,120	100.0%	$708,699	100.0%	$18,421	2.6%

The decrease in net sales for our Electronics segment was primarily due to a substantial decline in medium- and heavy-duty truck production in North America. Medium- and heavy-duty truck production in 2007 was unfavorably impacted by the new 2007 diesel emissions regulations that were implemented on January 1, 2007 in the U.S. Offsetting the unfavorable impact of the new diesel emissions standards were new program revenues in North America and Europe, increased production volume in our European commercial vehicle operations and favorable foreign currency exchange. Favorable foreign currency exchange rates contributed $18.6 million to net sales for the year ended December 31, 2007.

The increase in net sales for our Control Devices segment was primarily attributable to new product launches in our temperature and speed sensor businesses. The increase was partially offset by production volume reductions at our major automotive customers.

Net sales by geographic location for the years ended December 31, 2007 and 2006 are summarized in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2007		2006			
North America	$522,730	71.9%	$541,479	76.4%	$(18,749)	(3.5)%
Europe and other	204,390	28.1	167,220	23.6	37,170	22.2%
Total net sales	$727,120	100.0%	$708,699	100.0%	$ 18,421	2.6%

The decrease in North American sales was primarily attributable to lower sales to our commercial vehicle customers as a result of lower demand because of the new 2007 U.S. diesel emission regulations and lower production volume from our North American light vehicle customers. The decrease was partially offset by sales related to new program launches of sensor products and new electronic products supplied for the production of military vehicles. Our increase in sales outside of North America for the year was primarily due to increased production volume, new product revenues and favorable foreign currency exchange rates. The favorable effect of foreign currency exchange rates affected net sales outside North America by $18.6 million for the year ended December 31, 2007.

Consolidated statements of operations as a percentage of net sales for the years ended December 31, 2007 and 2006 are presented in the following table (in thousands):

	For the Years Ended December 31,				$ Increase / (Decrease)
	2007		2006		
Net Sales	$727,120	100.0%	$708,699	100.0%	$18,421
Costs and Expenses:					
Cost of goods sold	559,397	76.9	549,793	77.6	9,604
Selling, general and administrative	133,708	18.4	124,538	17.6	9,170
Gain on sale of property, plant and equipment, net	(1,710)	(0.2)	(1,303)	(0.2)	(407)
Restructuring charges	926	0.1	608	0.1	318
Operating Income	34,799	4.8	35,063	4.9	(264)
Interest expense, net	21,759	3.0	21,744	3.1	15
Equity in earnings of investees	(10,893)	(1.5)	(7,125)	(1.0)	(3,768)
Other expense, net	709	0.1	805	0.1	(96)
Income Before Income Taxes	23,224	3.2	19,639	2.7	3,585
Provision for income taxes	6,553	0.9	5,126	0.7	1,427
Net Income	$ 16,671	2.3%	$ 14,513	2.0%	$ 2,158

Cost of Goods Sold. The decrease in cost of goods sold as a percentage of sales was due to increased sales volume from new business awards, ongoing procurement initiatives and favorable product mix. The decrease was partially offset by unfavorable material costs, operational inefficiencies related to new product launches and higher depreciation expense.

Selling, General and Administrative Expenses. Product development expenses included in SG&A were $44.2 million and $40.8 million for the years ended December 31, 2007 and 2006, respectively. The increase related to development spending in the areas of tachographs and instrumentation.

The increase in SG&A expenses, excluding product development expenses, in 2007 compared with 2006 was primarily attributable to the increase in our selling and marketing activity to support new products in Europe, the increase in systems implementation expenses related to a new information system in Europe, and a $1.2 million one-time gain in the third quarter of 2006 related to the settlement of the life insurance benefits portion of a postretirement plan.

Restructuring Charges. The increase in restructuring charges was primarily the result of one-time termination benefits related to the restructuring initiatives announced in 2007 to improve manufacturing efficiency and cost position by ceasing manufacturing operations at our Sarasota, Florida and Mitcheldean, United Kingdom locations. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production.

Restructuring charges recorded by reportable segment during the year ended December 31, 2007 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$542	$357	$899
Other costs	—	27	27
Total restructuring charges	$542	$384	$926

Also included in severance costs for the Electronics reporting segment in 2007 was $0.1 million of expense related to the rationalization of certain manufacturing facilities in Europe and North America announced in 2005. These restructuring initiatives were completed in 2007.

Restructuring charges recorded by reportable segment during the year ended December 31, 2006 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$369	$156	$525
Other costs	—	83	83
Total restructuring charges	$369	$239	$608

Severance costs related to a reduction in workforce. Other associated costs include miscellaneous expenditures associated with exiting business activities.

Gain on Sale of Property, Plant and Equipment, Net. The increase was primarily attributable to a gain on the sale of two closed facilities during 2007 exceeding the gain on the sale of land during the first quarter of 2006.

Equity in Earnings of Investees. The increase in equity earnings from investees was predominately attributable to the increase in equity earnings recognized from our PST joint venture in Brazil. The increase primarily reflects higher volume for PST's security product lines.

Income Before Income Taxes. Income before income taxes is summarized in the following table by reportable segment (in thousands):

	For the Years Ended December 31,		
	2007	2006	$ Increase / (Decrease)
Electronics	$ 20,692	$ 20,882	$ (190)
Control Devices	15,825	13,987	1,838
Other corporate activities	8,676	6,392	2,284
Corporate interest expense	(21,969)	(21,622)	(347)
Income before income taxes	$ 23,224	$ 19,639	$3,585

The decrease in income before income taxes in the Electronics segment was related to reduced volume and increased SG&A expenses. The increased SG&A expenses were predominantly due to increased development spending in the areas of tachographs and instrumentation and higher selling and marketing costs associated with new product introductions.

The increase in income before income taxes in the Control Devices reportable segment was primarily due to increased sales volume and new product launches. These factors were offset by operating inefficiencies related to a new product launch.

The increase in income before income taxes from other corporate activities was primarily due to a reduction in foreign exchange losses recorded in the previous year and an increase in equity earnings from our PST joint venture of $3.6 million.

Income before income taxes by geographic location for the years ended December 31, 2007 and 2006 is summarized in the following table (in thousands):

	For the Years Ended December 31,					
	2007		2006		$ Increase	% Increase
North America	$12,405	53.4%	$10,847	55.2%	$1,558	14.4%
Europe and other	10,819	46.6	8,792	44.8	2,027	23.1%
Income before income taxes	$23,224	100.0%	$19,639	100.0%	$3,585	18.3%

The increase in our profitability in North America was primarily attributable to increased revenue from new sensor product launches and new electronic products supplied for the production of military vehicles. The increase was primarily offset by unfavorable variances related to a new product launch, lower North American automotive and commercial vehicle production and contractual price reductions with our customers. The increase in our profitability outside North America was primarily due to increased European commercial vehicle production and revenue from new program launches. The increase was offset by higher SG&A related to increased development spending in the areas of tachographs and instrumentation and higher selling and marketing costs associated with new product introductions.

Provision for Income Taxes. We recognized a provision for income taxes of $6.6 million, or 28.2% of pre-tax income, and $5.1 million, or 26.1% of pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2007 and 2006, respectively. The increase in the effective tax rate was primarily attributable to the increase in higher taxed domestic earnings and the increase over the prior year of the valuation allowance recorded against deferred tax assets in the United Kingdom. These increases were partially offset by a deferred tax benefit related to a change in state tax law.

Liquidity and Capital Resources

Summary of Cash Flows (In Thousands):

	For the Years Ended December 31,		$ Increase / (Decrease)
	2008	2007	
Cash provided by (used for):			
Operating activities	$ 42,456	$33,525	$ 8,931
Investing activities	(23,901)	(5,826)	(18,075)
Financing activities	(16,231)	900	(17,131)
Effect of exchange rate changes on cash and cash equivalents	(5,556)	1,443	(6,999)
Net change in cash and cash equivalents	$ (3,232)	$30,042	$(33,274)

The increase in net cash provided by operating activities was primarily due to lower accounts receivable balances in the current year.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects. The increase was due in part to the expansion of our Lexington facility during 2008. In addition, 2007 net cash used for investing activities includes the proceeds from the sale of non-strategic assets, including two idle facilities and the Company airplane.

The increase in net cash used by financing activities was primarily due to cash used to purchase and retire $17.0 million in par value of the Company's senior notes during 2008.

As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts with a notional value of $8.8 million and $8.6 million at December 31, 2008 and 2007, respectively. The purpose of these investments is to reduce exposure related to our British pound-denominated receivables and Mexican peso-denominated payables. At December 31, 2007, the Company also used forward currency contracts to reduce the exposure related to the Company's Mexican peso- and Swedish krona-denominated receivables. The estimated fair value of the British pound contract at December 31, 2008 and 2007, per quoted market sources, was approximately $2.1 million and $(0.03) million, respectively. The estimated fair market value of the Mexican peso-denominated contracts at December 31, 2008, per quoted market sources, was approximately $(2.9) million. For the year ended December 31, 2008, we recognized a $2.2 million gain related to foreign currency contracts in the consolidated statement of operations as a component of other expense (income), net. As discussed in Note 9, we entered into a fixed price swap contract in December 2007 for 1.0 million pounds of copper, which lasted through December 2008. In September 2008, we entered into a fixed price swap contract for 1.4 million pounds of copper, which will last from January 2009 to December 2009. The purpose of these contracts is to reduce our price risk as it relates to copper prices. As of December 31, 2008 and 2007, the fair value of the fixed price commodity swap contract, per quoted market sources, was approximately $(2.1) million and $0.1 million, respectively.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2008 (in thousands):

Contractual Obligations:	Total	Less Than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$183,000	$ —	$ —	$183,000	$ —
Operating leases	20,703	5,122	6,521	4,144	4,916
Employee benefit plans	8,695	731	1,549	1,666	4,749
Total contractual obligations	$212,398	$5,853	$8,070	$188,810	$9,665

Our 2009 capital expenditures are expected to be slightly lower than our 2008 expenditures, due to lower expected demand in the markets that we serve. Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from our asset-based credit facility will provide sufficient liquidity to meet our future growth and operating needs.

We will continue to monitor business conditions and will take the necessary steps to ensure our position in the current economic environment.

As outlined in Note 4 to our consolidated financial statements, our asset-based credit facility, permits borrowing up to a maximum level of $100.0 million. This facility provides us with lower borrowing rates and allows us the flexibility to refinance our outstanding debt. At December 31, 2008, there were no borrowings on this asset-based credit facility. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2008 and 2007, the Company had borrowing capacity of $57.7 million and $73.5 million, respectively, based on eligible current assets. The decrease in borrowing capacity was due primarily to lower accounts receivable balances. The Company was in compliance with all covenants at December 31, 2008.

As of December 31, 2008, the Company's $183.0 million senior notes were redeemable at 103.833%. Given the Company's senior notes are redeemable, we may seek to retire the senior notes through a redemption, cash purchases, open market purchases, privately negotiated transactions or otherwise. Such redemptions, purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. During 2008, we have purchased and retired $17.0 million in face value of our senior notes.

Inflation and International Presence

Given the current economic climate and recent fluctuations in certain commodity prices, we believe that an increase in such items could significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries. Based on the current economic conditions in these countries, we believe we are not significantly exposed to adverse exchange rate risk or economic conditions.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" — those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. There were no such instances in 2008. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectibility in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses in accordance with Statement of Financial Accounting Standard ("SFAS") No. 5, *Accounting for Contingencies*, when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for U.S. inventories and by the first-in, first-out ("FIFO") method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Pension Benefits. The amounts recognized in the consolidated financial statements related to pension benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2008, rate of increase in future compensation levels and mortality rates. These assumptions are updated annually and are disclosed in Note 8 to the consolidated financial statements.

The expected long-term return on assets is determined as a weighted average of the expected returns for each asset class held by the defined-benefit pension plan at the date. The expected return on bonds has been based on the yield available on similar bonds (by currency, issuer and duration) at that date. The expected return on equities is based on an equity risk premium of return above that available on long-term government bonds of a similar duration and the same currency as the liabilities.

Discount rates for our defined benefit pension plan in the United Kingdom are determined using the weighted average long-term sterling AA corporate bond. On December 31, 2008, the yield was approximately 6.7%.

Deferred Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carry forwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. These deferred tax assets will begin to expire, if unused, no later than 2026 and 2021, respectively.

SFAS No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, our forecast of taxable income for the current year and future years and tax planning strategies. Risk factors include the continuing deterioration in economic conditions in the U.S. automotive and commercial vehicle markets of which the Company has significant U.S. operations and higher than planned volume or price reductions from key customers.

During the fourth quarter of this year, we concluded that it was no longer more-likely-than-not that we would realize our U.S. deferred tax assets. As a result we provided a full valuation allowance, net of certain future reversing taxable temporary differences, in the amount of $63.8 million with respect to our U.S. deferred tax assets. To the extent that realization of a portion or all of the tax assets becomes more-likely-than-not to be realized based on changes in circumstances a reversal of that portion of the deferred tax asset valuation allowance will be recorded.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Derivative Instruments and Hedging Activities. We follow SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), as amended, in accounting for financial instruments. Under SFAS 133, the gain or loss on derivative instruments that have been designated and qualify as hedges of the exposure to changes in the fair value of an asset or a liability, as well as the offsetting gain or loss on the hedged item, are recognized in net earnings during the period of the change in fair values. For derivative instruments that have been designated and qualify as hedges of the exposure to variability in expected future cash flows, the gain or loss on the derivative is initially reported as a component of other comprehensive earnings and reclassified to the consolidated statement of operations when the hedged transaction affects net earnings. Any gain or loss on the derivative in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized on the consolidated statement of operations during the period of change.

Restructuring. We have recorded restructuring charges in the recent period in connection with improving manufacturing efficiency and cost position by transferring production to other locations. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with this initiative, we recorded liabilities for severance costs. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate. For further discussion of our restructuring activities, see Note 12 to our consolidated financial statements included in this report.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 was effective for financial assets and financial liabilities in years beginning after November 15, 2007 and for nonfinancial assets and liabilities in years beginning after November 15, 2008. The provisions of SFAS 157 were applied prospectively. The Company adopted SFAS 157 for financial assets and liabilities in 2008 with no material impact to the consolidated financial statements. The Company does not anticipate the adoption of SFAS 157 to nonfinancial assets and liabilities will have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for financial statements issued for years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any planned future business combinations, Management does not currently expect SFAS 141(R) to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). This standard improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way. Additionally, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for financial statements issued for years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any noncontrolling (minority) interests, management does not currently expect SFAS 160 to have a material impact on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*, ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This standard becomes effective on January 1, 2009. Earlier adoption of SFAS 161 and, separately, comparative disclosures for earlier periods at initial adoption are encouraged. As SFAS 161 only requires enhanced disclosures, this standard will have no impact on the Company's financial position, results of operations or cash flows.

New accounting standards implemented:

In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 was effective for the first quarter of 2007. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position ("FSP"), *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 was effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

Forward-Looking Statements

Portions of this report contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, our directors or officers with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "designed to," "believes," "plans," "expects," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in medium- and heavy-duty, agricultural, automotive or off-highway vehicle production;
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of debt and the restrictive covenants contained in our credit facility;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;
- the successful integration of any acquired businesses;
- the occurrence or non-occurrence of circumstances beyond our control; and
- those items described in Part I, Item IA ("Risk Factors").

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. At December 31, 2008, however, all of our debt was fixed rate debt. At this time, we do not use financial instruments to manage this risk.

Commodity Price Risk

Given the current economic climate and fluctuations in certain commodity costs throughout most of 2008, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. We manage this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. We may also consider pursuing alternative commodities or alternative suppliers to mitigate this risk over a period of time. The recent decline in certain commodity costs has positively affected our operating results; however an increase in certain commodity costs could adversely impact our profitability.

In December 2007, we entered into a fixed price swap contract for 1.0 million pounds of copper, which lasted through December 2008. In September 2008, we entered into a fixed price swap contract for 1.4 million pounds of copper, which will last from January 2009 to December 2009. The purpose of these contracts is to reduce our price risk as it relates to copper prices.

Going forward, we believe that our mitigation efforts will offset a substantial portion of any financial impact caused by these costs increasing. However, no assurances can be given that the magnitude or duration of any increased costs will not have a material impact on our future operating results. A hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in commodity prices would not significantly affect our results of operations, financial position or cash flows.

Foreign Currency Exchange Risk

Our risks related to foreign currency exchange rates have historically not been material; however, given the current economic climate, we are more closely monitoring this risk. We use derivative financial instruments, including foreign currency forward contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $8.8 million and $8.6 million at December 31, 2008 and 2007, respectively. The purpose of these foreign currency contracts is to reduce exposure related to the Company's British pound-denominated receivables. At December 31, 2008, the Company used forward currency contracts to reduce exposure to future Mexico peso-denominated purchases. At December 31, 2007, the Company also used forward currency contracts to reduce the exposure related to Swedish krona-denominated receivables. The estimated fair value of these contracts at December 31, 2008 and 2007, per quoted market sources, was approximately $(0.8) million and $(0.03) million, respectively. The Company's foreign currency option contracts expire throughout 2009. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $0.6 million or $(0.7) million and $3.7 million or $(3.0) million for the Company's British pound-denominated receivables and for the Company's Mexican peso-denominated receivables, respectively, as of December 31, 2008. For foreign currency contracts outstanding at December 31, 2007, a hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $0.8 million or $(0.9) million as of December 31, 2007. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2009

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 92,692	$ 95,924
Accounts receivable, less reserves of $4,204 and $4,736, respectively	96,535	122,288
Inventories, net	54,800	57,392
Prepaid expenses and other	9,069	15,926
Deferred income taxes, net of valuation allowance	1,495	9,829
Total current assets	254,591	301,359
Long-Term Assets:		
Property, plant and equipment, net	87,701	92,752
Other Assets:		
Goodwill	—	65,176
Investments and other, net	40,145	39,454
Deferred income taxes, net of valuation allowance	—	29,028
Total long-term assets	127,846	226,410
Total Assets	$382,437	$527,769
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 50,719	$ 69,373
Accrued expenses and other	43,485	47,198
Total current liabilities	94,204	116,571
Long-Term Liabilities:		
Long-term debt	183,000	200,000
Deferred income taxes	7,002	2,665
Other liabilities	6,473	2,344
Total long-term liabilities	196,475	205,009
Shareholders' Equity:		
Preferred Shares, without par value, authorized 5,000 shares, none issued	—	—
Common Shares, without par value, authorized 60,000 shares, issued 24,772 and 24,601 shares and outstanding 24,665 and 24,209 shares, respectively, with no stated value	—	—
Additional paid-in capital	158,039	154,173
Common Shares held in treasury, 107 and 392 shares, respectively, at cost	(129)	(383)
Retained earnings (deficit)	(59,155)	38,372
Accumulated other comprehensive income (loss)	(6,997)	14,027
Total shareholders' equity	91,758	206,189
Total Liabilities and Shareholders' Equity	$382,437	$527,769

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except per Share Data)

	For the Years Ended December 31,		
	2008	2007	2006
Net Sales	$752,698	$727,120	$708,699
Costs and Expenses:			
Cost of goods sold	586,411	559,397	549,793
Selling, general and administrative	136,563	133,708	124,538
Gain on sale of property, plant and equipment, net	(571)	(1,710)	(1,303)
Goodwill impairment charge	65,175	—	—
Restructuring charges	8,391	926	608
Operating Income (Loss)	(43,271)	34,799	35,063
Interest expense, net	20,575	21,759	21,744
Equity in earnings of investees	(13,490)	(10,893)	(7,125)
Loss on early extinguishment of debt	770	—	—
Other expense (income), net	(351)	709	805
Income (Loss) Before Income Taxes	(50,775)	23,224	19,639
Provision for income taxes	46,752	6,553	5,126
Net Income (Loss)	$(97,527)	$ 16,671	$ 14,513
Basic net income (loss) per share	$ (4.17)	$ 0.72	$ 0.63
Basic weighted average shares outstanding	23,367	23,133	22,866
Diluted net income (loss) per share	$ (4.17)	$ 0.71	$ 0.63
Diluted weighted average shares outstanding	23,367	23,548	23,062

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the Years Ended December 31,		
	2008	2007	2006
Operating activities:			
Net income (loss)	$(97,527)	$ 16,671	$ 14,513
Adjustments to reconcile net income to net cash provided (used) by operating activities –			
Depreciation	26,196	28,299	25,904
Amortization	1,320	1,522	1,657
Deferred income taxes	46,239	3,823	3,466
Earnings of equity method investees, less dividends received	(9,277)	(5,299)	(3,455)
Gain on sale of fixed assets	(571)	(1,710)	(1,303)
Gain on sale of partnership interest	—	—	(1,627)
Share-based compensation expense	3,425	2,431	1,953
Loss on early extinguishment of debt	770	—	—
Postretirement benefit settlement gain	—	—	(1,242)
Goodwill impairment charge	65,175	—	—
Changes in operating assets and liabilities –			
Accounts receivable, net	20,087	(13,424)	(2,739)
Inventories, net	(1,786)	933	(2,350)
Prepaid expenses and other	2,617	1,563	1,742
Other assets	39	(89)	2,228
Accounts payable	(14,769)	(4,881)	14,084
Accrued expenses and other	518	3,686	(6,291)
Net cash provided by operating activities	42,456	33,525	46,540
Investing activities:			
Capital expenditures	(24,573)	(18,141)	(25,895)
Proceeds from sale of fixed assets	1,652	12,315	2,266
Proceeds from sale of partnership interest	—	—	1,153
Business acquisitions and other	(980)	—	(2,133)
Net cash used by investing activities	(23,901)	(5,826)	(24,609)
Financing activities:			
Repayments of long-term debt	(17,000)	—	(44)
Share-based compensation activity	1,322	2,119	301
Premiums related to early extinguishment of debt	(553)	—	—
Other financing costs	—	(1,219)	(150)
Net cash provided (used) by financing activities	(16,231)	900	107
Effect of exchange rate changes on cash and cash equivalents	(5,556)	1,443	3,060
Net change in cash and cash equivalents	(3,232)	30,042	25,098
Cash and cash equivalents at beginning of period	95,924	65,882	40,784
Cash and cash equivalents at end of period	$ 92,692	$ 95,924	$ 65,882
Supplemental disclosure of cash flow information:			
Cash paid for interest, net	$ 20,048	$ 20,637	$ 20,565
Cash paid for income taxes, net	$ 4,466	$ 3,672	$ 2,394

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Number of Common Shares	Number of Treasury Shares	Additional Paid-In Capital	Common Shares Held in Treasury	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2005	23,178	54	$147,440	$ (65)	$ 7,188	$ (572)	$153,991	
Net income	—	—	—	—	14,513	—	14,513	$ 14,513
Exercise of share options	64	—	393	—	—	—	393	—
Issuance of restricted Common Shares	694	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(118)	118	—	—	—	—	—	—
Repurchased Common Shares for treasury	(14)	14	—	(86)	—	—	(86)	—
Share-based compensation matters	—	—	2,245	—	—	—	2,245	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	1,625	1,625	1,625
Unrealized loss on marketable securities	—	—	—	—	—	(84)	(84)	(84)
Currency translation adjustments	—	—	—	—	—	6,025	6,025	6,025
Comprehensive income								$ 22,079
Balance, December 31, 2006	23,804	186	150,078	(151)	21,701	6,994	178,622	
Net income	—	—	—	—	16,671	—	16,671	$ 16,671
Exercise of share options	164	—	1,552	—	—	—	1,552	—
Issuance of restricted Common Shares	447	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(181)	181	—	—	—	—	—	—
Repurchased Common Shares for treasury	(25)	25	—	(232)	—	—	(232)	—
Share-based compensation matters	—	—	2,543	—	—	—	2,543	—
Other comprehensive income (loss):								
Pension liability adjustments	—	—	—	—	—	1,039	1,039	1,039
Unrealized gain on marketable securities	—	—	—	—	—	44	44	44
Unrealized loss on derivatives	—	—	—	—	—	(37)	(37)	(37)
Currency translation adjustments	—	—	—	—	—	5,987	5,987	5,987
Comprehensive income (loss)								$ 23,704
Balance, December 31, 2007	24,209	392	154,173	(383)	38,372	14,027	206,189	
Net loss	—	—	—	—	(97,527)	—	(97,527)	$ (97,527)
Exercise of share options	88	—	795	—	—	—	795	—
Issuance of restricted Common Shares	462	(379)	—	383	—	—	383	—
Forfeited restricted Common Shares	(73)	73	—	—	—	—	—	—
Repurchased Common Shares for treasury	(21)	21	—	(129)	—	—	(129)	—
Share-based compensation matters	—	—	3,071	—	—	—	3,071	—
Other comprehensive income (loss):								
Pension liability adjustments	—	—	—	—	—	(1,531)	(1,531)	(1,531)
Unrealized loss on marketable securities	—	—	—	—	—	(10)	(10)	(10)
Unrealized loss on derivatives	—	—	—	—	—	(4,977)	(4,977)	(4,977)
Currency translation adjustments	—	—	—	—	—	(14,506)	(14,506)	(14,506)
Comprehensive loss								$(118,551)
Balance, December 31, 2008	24,665	107	$158,039	$(129)	$(59,155)	$ (6,997)	$ 91,758	

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are independent designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in joint ventures in which it owns between 20% and 50% of equity or otherwise acquires management influence using the equity method as prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* (Note 3).

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the medium- and heavy-duty truck, agricultural, automotive and off-highway vehicle markets. The Company's largest customers were Navistar International and Deere & Company, which accounted for approximately 26%, 20% and 25% and 10%, 7% and 6% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for approximately 72% and 66% of the Company's inventories at December 31, 2008 and 2007, respectively, and by the first-in, first-out ("FIFO") method for all other inventories. Inventory cost includes material, labor and overhead. Inventories consist of the following at December 31:

	2008	2007
Raw materials	$32,981	$36,678
Work-in-progress	8,876	9,065
Finished goods	15,890	13,700
Total inventories	57,747	59,443
Less: LIFO reserve	(2,947)	(2,051)
Inventories, net	$54,800	$57,392

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2008	2007
Land and land improvements	$ 3,872	$ 3,956
Buildings and improvements	35,325	35,869
Machinery and equipment	152,775	147,931
Office furniture and fixtures	6,586	10,607
Tooling	62,163	81,976
Vehicles	314	403
Leasehold improvements	2,359	2,981
Construction in progress	14,878	10,909
Total property, plant and equipment	278,272	294,632
Less: Accumulated depreciation	(190,571)	(201,880)
Property, plant and equipment, net	$ 87,701	$ 92,752

As a result of the restructuring plan approved on October 29, 2007 (See Note 12), the manufacturing facility located in Sarasota, Florida was closed in 2008. The 2008 amounts above include $760, $6,125 and ($3,128) of land and improvements, buildings and improvements and accumulated depreciation, respectively, related to the Sarasota facility. The Sarasota facility is currently being marketed for sale and the fair value of the property is expected to exceed the carrying value.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $26,196, $28,299 and $25,904, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10 – 40 years
Machinery and equipment	3 – 20 years
Office furniture and fixtures	3 – 10 years
Tooling	2 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	3 – 8 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the Statement of Operations as a component of gain on sale of property, plant and equipment, net.

Impairment of Finite Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No significant impairment charges were recorded in 2008, 2007 or 2006. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is subject to an annual assessment for impairment (or more frequently if impairment indicators arise) by applying a fair value-based test.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company uses a combination of valuation techniques, which include consideration of a market-based approach (guideline company method) and an income approach (discounted cash flow method), in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The Company believes that the combination of the valuation models provides a more appropriate valuation of the Company's reporting units by taking into account different marketplace participant assumptions. Both methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The guideline assessment of future performance and the discounted cash flow method utilize a market-derived rate of return to discount anticipated performance.

These methodologies are applied to the reporting units' historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

As of the beginning of the fourth quarter, the goodwill balance of $65.2 million was related to the Control Devices reportable segment. The Company completed its annual assessment of any potential goodwill impairment as of October 1, 2008 and October 1, 2007 and determined that no impairment existed as of either date.

Due to significant declines in the automotive sector and the world economy as a whole during the fourth quarter of 2008, the Company performed an additional impairment test as of December 31, 2008. The initial December 31, 2008 impairment test indicated that the carrying value of the Company's reporting units significantly exceeded the corresponding fair value of the reporting units. The implied fair value of goodwill in these reporting units were then determined through the allocation of the fair value to the underlying assets and liabilities. At December 31, 2008, the carrying value of the reporting units was greater than the implied fair value; therefore the Company recorded a goodwill impairment charge of $65.2 million, which is included in the Control Devices reportable segment and as a component of operating loss in the accompanying consolidated statements of operations.

The goodwill impairment charge resulted primarily from the significant deterioration in the global economic environment including tightening credit markets, stock market declines and significant reductions in current and forecasted production volumes for light and commercial vehicles during the quarter ended December 31, 2008. This has lead to a significant decline in the Company's stock price, which resulted in a market capitalization less than the Company's carrying value at December 31, 2008 prior to the impairment test.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

The change in the carrying value of goodwill by reportable segment during 2008 was as follows:

	Electronics	Control Devices	Total
Goodwill at beginning of period	$ —	$ 65,176	$ 65,176
Impairment charge	—	(65,176)	(65,176)
Goodwill at end of period	$ —	$ —	$ —

The net carrying amount of the Company's patents at December 31, 2008 and 2007 was $0 and $203, respectively, and was included in the Company's consolidated balance sheets as a component of other assets. Aggregate amortization expense on patents was $203 and $204 for the years ended December 31, 2008 and December 31, 2007, respectively. There is no amortization expense for the year ended December 31, 2009 based upon the Company's intangible asset portfolio at December 31, 2008.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2008	2007
Compensation related obligations	$16,041	$19,053
Insurance related obligations	1,986	4,084
Warranty and recall related obligations	5,527	5,306
Other[1]	19,931	18,755
Total accrued expenses and other current liabilities	$43,485	$47,198

(1) "Other" is comprised of miscellaneous accruals; none of which contributed a significant portion of the total.

Income Taxes

The Company accounts for income taxes using the provisions of SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

In May 2007, the FASB issued FSP FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income. Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment. Actual and estimated returns are based on authorized returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers.

The following provides a reconciliation of changes in product warranty and recall liability for the years ended December 31, 2008 and 2007:

	2008	2007
Product warranty and recall at beginning of period	$ 5,306	$ 5,825
Accruals for products shipped during period	5,487	2,689
Aggregate changes in pre-existing liabilities due to claims developments	1,157	1,756
Settlements made during the period (in cash or in kind)	(6,423)	(4,964)
Product warranty and recall at end of period	$ 5,527	$ 5,306

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $45,626, $44,203 and $40,840 in years ended December 31, 2008, 2007 and 2006, respectively or 6.1%, 6.1% and 5.8% of net sales for these periods.

Share-Based Compensation

At December 31, 2008, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan (the "Incentive Plan"), (2) Directors' Share Option Plan and (3) the Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997 and expired on June 30, 2007 and the Amended and Restated Long-Term Incentive Plan that was approved by the Company's shareholders on April 24, 2006 and expires on April 24, 2016. Prior to

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

the second quarter of 2005, the Company accounted for its plans under the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS 123") adopted prospectively for all employee and director awards granted, modified or settled after January 1, 2003, under the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123*. Effective at the beginning of the second quarter of 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment,* ("SFAS 123(R)") using the modified-prospective-transition method.

Total compensation expense recognized as a component of selling, general and administrative on the consolidated statements of operations for share-based compensation arrangements was $3,425, $2,431 and $1,953 for the years ended December 31, 2008, 2007 and 2006, respectively. There was no share-based compensation expense capitalized as inventory in 2008, 2007 or 2006.

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. Refer to Note 9 of the Company's consolidated financial statements for fair value disclosures of the Company's fixed price commodity swap and foreign currency swap contracts.

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Net Income (Loss) per Share

Net income (loss) per share amounts for all periods is presented in accordance with SFAS No. 128, *Earnings Per Share* ("SFAS 128"), which requires the presentation of basic and diluted net income (loss) per share. Basic net income (loss) per share was computed by dividing net income (loss) by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. For all periods in which the Company recognized a net loss the Company has recognized zero dilutive effect from securities as no anti-dilution is permitted under SFAS 128. Actual weighted-average shares outstanding used in calculating basic and diluted net income (loss) per share were as follows:

	For the Years Ended December 31,		
	2008	**2007**	**2006**
Basic weighted-average shares outstanding	23,366,515	23,132,814	22,866,015
Effect of dilutive securities	—	415,669	195,870
Diluted weighted-average shares outstanding	23,366,515	23,548,483	23,061,885

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

Options not included in the computation of diluted net income (loss) per share to purchase 74,000, 89,500 and 599,850 Common Shares at an average price of $14.86, $14.61 and $12.17 per share were outstanding at December 31, 2008, 2007 and 2006, respectively. These outstanding options were not included in the computation of diluted net income (loss) per share because their respective exercise prices were greater than the average market price of Common Shares. These options were excluded from the computation of diluted earnings per share under the treasury stock method. In addition, the calculation of diluted earnings per share for the year ended December 31, 2008, would have included 123,750 shares for the assumed exercise of options under the Company's share incentive plans, except that the Company was in a net loss position and no anti-dilution is permitted under SFAS 128.

As of December 31, 2008, 628,275 performance-based restricted shares were outstanding. These shares were not included in the computation of diluted net income per share because associated performance targets were not achieved as of December 31, 2008. These shares may or may not become dilutive based on the Company's ability to meet or exceed future performance targets.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments and gains and losses from certain foreign currency transactions, the effective portion of gains and losses on certain hedging activities, pension liability adjustments and unrealized gains and losses on available-for-sale marketable securities.

The components of accumulated other comprehensive income (loss), as reported in the statement of consolidated shareholders' equity as of December 31, net of tax were as follows:

	Currency Translation Adjustments	Pension Liability Adjustments	Unrealized Gain (Loss) on Marketable Securities	Unrealized Loss on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2006	$ 2,500	$(3,092)	$ 20	$ —	$ (572)
Current year change	6,025	1,625	(84)	—	7,566
Balance, December 31, 2006	8,525	(1,467)	(64)	—	6,994
Current year change	5,987	1,039	44	(37)	7,033
Balance, December 31, 2007	14,512	(428)	(20)	(37)	14,027
Current year change	(14,506)	(1,531)	(10)	(4,977)	(21,024)
Balance, December 31, 2008	$ 6	$(1,959)	$(30)	$(5,014)	$ (6,997)

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before Tax Amount	Benefit / (Provision)	After-Tax Amount
2006			
Foreign currency translation adjustments	$ 6,025	$ —	$ 6,025
Pension liability adjustments	1,625	—	1,625
Unrealized loss on marketable securities	(129)	45	(84)
Other comprehensive income	$ 7,521	$ 45	$ 7,566
2007			
Foreign currency translation adjustments	$ 5,987	$ —	$ 5,987
Pension liability adjustments	1,039	—	1,039
Unrealized gain on marketable securities	68	(24)	44
Unrealized loss on derivatives	(57)	20	(37)
Other comprehensive income	$ 7,037	$ (4)	$ 7,033
2008			
Foreign currency translation adjustments	$(14,506)	$ —	$(14,506)
Pension liability adjustments	(1,531)	—	(1,531)
Unrealized loss on marketable securities	(16)	6	(10)
Unrealized loss on derivatives	(4,977)	—	(4,977)
Other comprehensive loss	$(21,030)	$ 6	$(21,024)

At December 31, 2008 and 2007, the Company recorded valuation allowances of $675 and $407, respectively, which fully offset the deferred tax asset related to the accumulated pension liability adjustments.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method. The annual amortization for the years ended December 31, 2008, 2007 and 2006 was $1,117, $1,318 and $1,379, respectively.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 was effective for financial assets and financial liabilities in years beginning after November 15, 2007 and for nonfinancial assests and liabilities in years beginning after November 15, 2008. The provisions of SFAS 157 were applied prospectively. The Company adopted SFAS 157 for financial assets and liabilities in 2008 with no material impact to the consolidated financial statements. The Company does not anticipate the adoption of SFAS 157 to nonfinancial assets and liabilities will have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for financial

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

statements issued for years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any planned future business combinations, Management does not currently expect SFAS 141(R) to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). This standard improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way. Additionally, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for financial statements issued for years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any noncontrolling (minority) interests, management does not currently expect SFAS 160 to have a material impact on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*, ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This standard becomes effective on January 1, 2009. Earlier adoption of SFAS 161 and, separately, comparative disclosures for earlier periods at initial adoption are encouraged. As SFAS 161 only requires enhanced disclosures, this standard will have no impact on the Company's financial position, results of operations or cash flows.

New accounting standards implemented:

In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 was effective for the first quarter of 2007. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position ("FSP"), *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 was effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

2. Summary of Significant Accounting Policies – (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2008 presentation in the consolidated financial statements.

3. Investments

PST Eletrônica S.A.

The Company has a 50% interest in *PST Eletrônica S.A.* ("PST"), a Brazilian electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry. The investment is accounted for under the equity method of accounting. The Company's investment in PST was $31,021 and $29,663 at December 31, 2008 and 2007, respectively.

Condensed financial information for PST is as follows:

	December 31,	
	2008	2007
Cash and cash equivalents	$ 5,678	$ 7,124
Accounts receivable, net	12,533	12,306
Inventories, net	21,091	20,114
Property, plant and equipment, net	18,379	16,865
Other assets	4,272	5,331
Total Assets	$61,953	$61,740
Current liabilities	$17,268	$25,569
Long-term liabilities	10,183	3,957
Equity of:		
Stoneridge	17,251	16,107
Others	17,251	16,107
Total Liabilities and Equity	$61,953	$61,740

The difference between the Company's carrying amount of its investment in PST and the Company's underlying equity in the net assets of PST is primarily due to a net goodwill balance of $11.3 million at December 31, 2008 and 2007.

	For the Years Ended December 31,		
	2008	2007	2006
Net sales	$174,305	$133,039	$94,097
Cost of goods sold	$ 80,924	$ 61,575	$47,451
Total pre-tax income	$ 31,788	$ 25,152	$17,939
The Company's share of pre-tax income	$ 15,894	$ 12,576	$ 8,970

Equity in earnings of PST included in the consolidated statements of operations was $12,788, $10,351 and $6,771 for the years ended December 31, 2008, 2007 and 2006, respectively. During 2008 and 2007, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $4,213 and $5,594 in 2008 and 2007, respectively, which decreased the Company's investment in PST.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

3. Investments – (continued)

Minda Stoneridge Instruments Ltd.

The Company has a 49% interest in Minda Stoneridge Instruments Ltd. ("Minda"), a company based in India that manufactures electronics and instrumentation equipment for the motorcycle and commercial vehicle market. The investment is accounted for under the equity method of accounting. The Company's investment in Minda was $4,808 and $4,547 at December 31, 2008 and 2007, respectively. Equity in earnings of Minda included in the consolidated statements of operations was $702, $542 and $354, for the years ended December 31, 2008, 2007 and 2006, respectively. The Company increased its ownership in Minda from 20% to 49% in 2006.

4. Long-Term Debt

Senior Notes

The Company had $183.0 million and $200.0 million of senior notes outstanding at December 31, 2008 and 2007, respectively. During 2008, the Company purchased and retired $17.0 million in face value of the senior notes. The $183.0 million senior notes bear interest at an annual rate of 11.50% and mature on May 1, 2012. The senior notes are redeemable, at the Company's option, at 103.833% of the principal amount until April 30, 2009. The senior notes will remain redeemable at various levels until the maturity date. Interest is payable on May 1 and November 1 of each year. On July 1, 2002, the Company completed an exchange offer of the senior notes for substantially identical notes registered under the Securities Act of 1933. The senior notes do not contain financial covenants. The Company was in compliance with all non-financial covenants at December 31, 2008 and 2007.

Credit Facility

On November 2, 2007, the Company entered into an asset-based credit facility, which permits borrowing up to a maximum level of $100.0 million. At December 31, 2008 and 2007, there were no borrowings on this asset-based credit facility. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2008 and 2007, the Company had borrowing capacity of $57.7 million and $73.5 million, respectively, based on eligible current assets. The asset-based credit facility does not contain financial performance covenants; however, restrictions include limits on capital expenditures, operating leases and dividends. The asset-based credit facility expires on November 1, 2011. The credit facility provides that a commitment fee of 0.25% on the unused balance and that interest is payable monthly at either (i) the higher of the prime rate or the Federal Funds rate plus 0.50%, plus a margin of 0.00% to 0.25% or (ii) LIBOR plus a margin of 1.00% to 1.75%, depending upon the Company's undrawn availability, as defined. The Company was in compliance with all covenants at December 31, 2008 and 2007.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

5. Income Taxes

The provision for income taxes included in the accompanying consolidated financial statements represents federal, state and foreign income taxes. The components of income (loss) before income taxes and the provision for income taxes consist of the following:

	For the Years Ended December 31,		
	2008	2007	2006
Income (loss) before income taxes:			
Domestic	$(52,320)	$ 9,186	$ 6,581
Foreign	1,545	14,038	13,058
Total income (loss) before income taxes	$(50,775)	$23,224	$19,639
Provision (benefit) for income taxes:			
Current:			
Federal	$ (1,434)	$ (55)	$ (807)
State and foreign	1,947	2,785	3,176
Total current provision	513	2,730	2,369
Deferred:			
Federal	47,590	3,450	2,175
State and foreign	(1,351)	373	582
Total deferred provision	46,239	3,823	2,757
Total provision for income taxes	$ 46,752	$ 6,553	$ 5,126

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

	For the Years Ended December 31,		
	2008	2007	2006
Statutory U.S. federal income tax rate	(35.0)%	35.0%	35.0%
State income taxes, net of federal tax benefit	(1.8)	(1.0)	0.8
Tax credits	(2.0)	(4.0)	(5.6)
Tax benefit for export sales	—	—	(1.4)
Foreign rate differential	(4.4)	(10.9)	(8.9)
Reduction of income tax accruals	(1.2)	(2.4)	(4.5)
Foreign deemed dividends, net of foreign tax credits	1.8	1.8	4.5
Reduction (increase) of deferred taxes	(2.8)	1.3	—
Valuation allowances	129.2	7.4	4.1
Non-deductible goodwill	9.0	—	—
Other	(0.7)	1.0	2.1
Effective income tax rate	92.1%	28.2%	26.1%

The increase in the effective tax rate for 2008 was attributable to the recording of a valuation allowance against our domestic deferred tax assets. Pursuant to the accounting guidance, this valuation allowance was recorded based on our domestic pre-tax losses for the period 2006 – 2008 including the goodwill impairment charge.

Unremitted earnings of foreign subsidiaries were $24,155, $22,451 and $16,703 as of December 31, 2008, 2007 and 2006, respectively. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

5. Income Taxes – (continued)

unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Inventories	$ 1,606	$ 2,028
Employee benefits	2,568	1,942
Insurance	1,306	1,029
Depreciation and amortization	35,735	28,244
Net operating loss carryforwards	32,169	17,430
General business credit carryforwards	8,550	6,670
Reserves not currently deductible	7,204	8,814
Gross deferred tax assets	89,138	66,157
Less: Valuation allowance	(82,379)	(16,020)
Deferred tax assets less valuation allowance	6,759	50,137
Deferred tax liabilities:		
Depreciation and amortization	(4,293)	(5,404)
Other	(7,973)	(8,541)
Gross deferred tax liabilities	(12,266)	(13,945)
Net deferred tax asset (liability)	$ (5,507)	$ 36,192

The valuation allowance represents the amount of tax benefit related to U.S., state and foreign net operating losses, credits and other deferred tax assets. Recording this valuation allowance for accounting purposes will have no impact on our ability to utilize the U.S. net operating losses and credits to offset future U.S. taxable income. The Company believes that it will ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire.

The Company has deferred tax assets for net operating loss carry forwards of $0 net of a valuation allowance of $32,169. The net operating losses relate to U.S. federal, state and foreign tax jurisdictions. The U.S. net operating losses expire beginning in 2025 through 2028, the state net operating losses expire at various times and the foreign net operating losses have indefinite expiration dates. The Company has a deferred tax asset for general business credit carry forwards of $646 net of a valuation allowance of $7,904. The U.S. federal general business credit carry forwards expire beginning in 2021 through 2028 and the state tax credits expire at various times.

The Company recognized a provision for income taxes of $46,752, or 92.1% of pre-tax loss, and $6,553, or 28.2% of pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2008 and 2007, respectively. The increase in the effective tax rate for 2008 was primarily attributable to the recording of a valuation allowance against our domestic deferred tax assets. Due to a goodwill impairment charge the Company was in a pre-tax cumulative loss position for the period 2006 – 2008. Additionally, the effective tax rate was unfavorably impacted by the costs incurred to restructure our United Kingdom operations. Since we do not believe that the related tax benefit of those losses will be realized, a valuation allowance was recorded against the foreign deferred tax assets associated with those foreign losses. Finally, offsetting the impact of the current year valuation allowances, the effective tax rate was favorably impacted by a combination of audit settlements, successful litigation and the expiration of certain statutes of limitation.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

5. Income Taxes – (continued)

FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of the January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

The following is a reconciliation of the Company's total gross unrecognized tax benefits, from adoption, to December 31, 2008:

	2008	2007
Balance at January 1	$ 4,618	$4,731
Tax positions related to the current year:		
Additions	362	357
Tax positions related to the prior years:		
Additions	—	272
Reductions	(84)	(655)
Settlements	(1,683)	—
Expiration of statutes of limitation	(614)	(87)
Balance at December 31	$ 2,599	$4,618

The liability for uncertain tax benefits is classified as a non-current liability unless it is expected to be paid within one year. At December 31, 2008 the Company has classified $798 as a current liability and $1,802 as a reduction to non-current deferred income tax assets. Through a combination of anticipated state audit settlements and the expiration of certain statutes of limitation, the amount of unrecognized tax benefits could decrease by approximately $75 within the next 12 months. Management is currently unaware of issues under review that could result in a significant change or a material deviation in this estimate.

If the Company's tax positions are sustained by the taxing authorities in favor of the Company, approximately $2,468 would affect the Company's effective tax rate.

Consistent with historical financial reporting, the Company has elected to classify interest expense and, if applicable, penalties which could be assessed related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2008 and 2007, the Company recognized approximately $(246) and $(149) of gross interest and penalties, respectively. The Company has accrued approximately $426 and $672 for the payment of interest and penalties at December 31, 2008 and December 31, 2007, respectively.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

5. Income Taxes – (continued)

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world. The following table summarizes the open tax years for each important jurisdiction:

Jurisdiction	Open Tax Years
U.S. Federal	2005 – 2008
France	2004 – 2008
Mexico	2003 – 2008
Spain	2004 – 2008
Sweden	2003 – 2008
United Kingdom	2004 – 2008

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements.

The Estate of the late D.M. Draime, former Chairman of the Board of Directors, owned 50% of Hunters Square, Inc. ("HSI"), an Ohio corporation, which owns Hunters Square, an office complex and shopping mall located in Warren, Ohio. The estate sold its investment in HSI in 2007. The Company leases office space in Hunters Square. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI were $342 in 2007 and 2006. The Company believes the terms of the lease were no less favorable to it than would be the terms of a third-party lease.

For the years ended December 31, 2008, 2007 and 2006, lease expense totaled $7,206, $7,114 and $6,691, respectively.

Future minimum operating lease commitments at December 31, 2008 are as follows:

2009	$ 5,122
2010	3,744
2011	2,777
2012	2,115
2013	2,029
Thereafter	4,916
Total	$20,703

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2008, the Company granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,553,125 restricted Common Shares under the Incentive Plan, of which 814,250 are time-based with either graded or cliff vesting using the straight-line method while the remaining 738,875 restricted Common Shares are performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the vesting period. The Incentive Plan expired on June 30, 2007.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

7. Share-Based Compensation Plans – (continued)

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). There are 1,500,000 Common Shares reserved for awards under the 2006 Plan of which the maximum number of Common Shares which may be issued subject to Incentive Stock Options is 500,000. Under the 2006 Plan, as of December 31, 2008, the Company has issued 418,700 restricted Common Shares, of which 194,900 are time-based with cliff vesting using the straight-line method and 223,800 are performance based.

In 2005, pursuant to the Incentive Plan, the Company granted time-based restricted Common Share awards and performance-based restricted Common Share awards. The time-based restricted Common Share awards vest over a one to four year period in equal increments on the first, second, third and fourth grant-date anniversaries. Approximately one-half of the performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company. The remaining one-half of the performance-based restricted Common Share awards also vest and are no longer subject to forfeiture upon the recipient remaining an employee for three years from date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders. The actual number of restricted Common Shares to ultimately vest will depend on the Company's level of achievement of the targeted performance measures and the employees' attainment of the defined service requirements.

In 2006, pursuant to the Incentive Plan, the Company granted time-based restricted shares and performance-based restricted shares. Certain time-based restricted Common Share awards cliff-vest three years after the grant date. Other time-based restricted Common Share awards are subject to graded vesting using the straight-line method over a three or four year period. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In 2007 and 2008, pursuant to the Incentive Plan, the Company granted time-based restricted shares and performance-based restricted shares. The time-based restricted Common Share awards cliff-vest three years after the grant date. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company reserved 300,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 173,900 restricted Common Shares. Shares issued under the Director Share Plan during 2008 and 2007 will cliff vest one year after the grant date.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

7. Share-Based Compensation Plans – (continued)

Options

A summary of option activity under the plans noted above as of December 31, 2008, and changes during the years ended are presented below:

	Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2007	288,750	$10.57	
Expired	(3,500)	10.39	
Exercised	(87,500)	9.01	
Outstanding and Exercisable at December 31, 2008	197,750	11.26	3.74

There were no options granted during the years ended December 31, 2008, 2007 and 2006 and all outstanding options have vested.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $471, $482 and $176, respectively.

As of December 31, 2008 and 2007, the aggregate intrinsic value of both outstanding and exercisable options was $15 and $62, respectively. The total fair value of options that vested during the years ended December 31, 2006 was $115. Prior to 2006, all outstanding option grants had vested, and therefore, the number of exercisable and outstanding options is equal.

Restricted Shares

The fair value of the non-vested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted Common Shares granted during the years ended December 31, 2008, 2007 and 2006 was $10.81, $12.00 and $7.79, respectively.

The fair value of the non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain certain net income per share targets, was calculated using the market value of the shares on the date of issuance. The fair value of the non-vested performance-based restricted Common Share awards with a market condition, which measures the Company's performance against a peer group's performance in terms of total return to shareholders, was estimated at the date of issuance using valuation techniques incorporating the Company's historical total return to shareholders in comparison to its peers to determine the expected outcomes related to these awards.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

7. Share-Based Compensation Plans – (continued)

A summary of the status of the Company's non-vested restricted Common Shares as of December 31, 2008 and the changes during the year then ended, are presented below:

	Time-Based Awards		Performance-Based Awards	
Non-Vested Restricted Common Shares	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2007	503,824	$ 9.76	490,050	$ 9.78
Granted	238,100	10.81	223,800	10.77
Vested	(106,510)	9.53	(21,756)	6.25
Forfeited	(9,153)	10.79	(63,819)	9.01
Non-vested at December 31, 2008	626,261	10.18	628,275	10.33

As of December 31, 2008, total unrecognized compensation cost related to non-vested time-based restricted Common Share awards granted was $2,394. That cost is expected to be recognized over a weighted-average period of 0.49 years. For the years ended December 31, 2008, 2007 and 2006, the total fair value of time-based restricted Common Share awards vested was $1,366, $1,541 and $1,064, respectively.

As of December 31, 2008, total unrecognized compensation cost related to non-vested performance-based restricted Common Share awards granted was $944. That cost is expected to be recognized over a weighted-average period of 0.54 years. As noted above, the Company has issued and outstanding performance-based restricted Common Share awards that use different performance targets. The awards that use net income per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition. However, the awards that measure performance against a peer group are expensed even if the market condition is not met.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2008, 2007 and 2006 was $575, $1,409 and $301, respectively. The actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements totaled $731, $360 and $176 for the years ended December 31, 2008, 2007 and 2006, respectively.

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees in the United States and United Kingdom. Company contributions are generally discretionary; however, a portion of these contributions is based upon a percentage of employee compensation, as defined in the plans. The Company's policy is to fund all benefit costs accrued. For the years ended December 31, 2008, 2007 and 2006, expenses related to these plans amounted to $2,743, $3,800 and $3,556, respectively.

The Company has a single defined benefit pension plan that covers certain employees in the United Kingdom. As of December 31, 2003, employees covered under the United Kingdom defined benefit pension plan no longer accrue benefits related to future service and wage increases.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

8. Employee Benefit Plans – (continued)

The following table sets forth the benefit obligation, fair value of plan assets, and the funded status of the Company's defined benefit pension plan; amounts recognized in the Company's financial statements; and the principal weighted average assumptions used:

	2008	2007
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$22,301	$22,681
Service cost	128	140
Interest cost	1,154	1,180
Actuarial gain	(2,730)	(1,281)
Benefits paid	(1,118)	(820)
Settlement	(861)	—
Translation adjustments	(5,254)	401
Projected benefit obligation at end of year	$13,620	$22,301
Change in plan assets:		
Fair value of plan assets at beginning of year	$20,946	$20,056
Actual return on plan assets	(3,628)	1,100
Employer contributions	238	260
Benefits paid	(1,118)	(820)
Settlement	(696)	—
Translation adjustments	(4,533)	350
Fair value of plan assets at end of year	$11,209	$20,946
Accumulated benefit obligation at end of year	$13,620	$22,301
Funded status at end of year	(2,411)	(1,355)
Amounts recognized in the consolidated balance sheet consist of:		
Accrued liabilities	(2,411)	(1,355)

	2008	2007
Weighted average assumptions used to determine benefit obligation at December 31:		
Discount rate	6.70%	5.80%
Rate of increase to pensions in payment	3.30%	3.30%
Rate of future price inflation	2.90%	3.20%
Measurement date	12/31/08	12/31/07
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:		
Discount rate	5.80%	5.15%
Expected long-term return on plan assets	6.10%	7.00%
Rate of increase to pensions in payment	3.30%	3.00%
Rate of future price inflation	2.90%	2.90%
Measurement date	12/31/08	12/31/07

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

8. Employee Benefit Plans – (continued)

In the year ended December 31, 2006, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). Prior to the adoption of SFAS 158, the Company's accumulated benefit obligations and projected benefit obligations were equal, therefore upon adoption, there was no significant impact on the Company's consolidated statement of financial position as of December 31, 2008. In addition, the provisions of SFAS 158 require the Company to disclose costs recognized in other comprehensive income (loss) for the period pursuant and the amortization amounts to be recognized in the next year.

In the year ended December 31, 2008, the Company's only change in plan assets and benefit obligations recognized in other comprehensive income (loss) was a result of net actuarial losses incurred in 2008 for $2,034. The Company recognized $2,016 in net periodic pension cost and other comprehensive income (loss) for 2008.

No net amortization on actuarial gains or losses will be recognized in the next year.

The Company's expected long-term return on plan assets assumption is based on a periodic review and modeling of the plan's asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic / financial market theory. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Components of net periodic pension cost (benefit) are as follows:

	For the Years Ended December 31,		
	2008	2007	2006
Service cost	$ 128	$ 140	$ 92
Interest cost	1,154	1,180	994
Expected return on plan assets	(1,300)	(1,420)	(1,086)
Amortization of actuarial loss	—	80	258
Net periodic cost (benefit)	$ (18)	$ (20)	$ 258

The Company's defined benefit pension plan fair value weighted-average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

	2008	2007
Asset Category:		
Equity securities	69%	74%
Debt securities	30	25
Other	1	1
Total	100%	100%

The Company's target asset allocation, with a permitted range of ± 7.50%, as of December 31, 2008, by asset category, is as follows:

Asset Category:	
Equity securities	75%
Debt securities	25%

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

8. Employee Benefit Plans – (continued)

The Company's investment policy for the defined benefit pension plan includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies. The Company and a designated third-party fiduciary periodically review the investment policy. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $190 to its defined benefit pension plan in 2009. The following pension payments are expected to be paid:

2009	$ 731
2010	760
2011	789
2012	818
2013	848
2014 to 2018	4,749

9. Fair Value of Financial Instruments

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior notes (fixed rate debt) at December 31, 2008 and 2007, per quoted market sources, was $124.4 million and $199.2 million, respectively. The carrying value at December 31, 2008 and 2007 was $183.0 million and $200.0 million, respectively.

Derivative Instruments and Hedging Activities

We make use of derivative instruments in foreign exchange and commodity price hedging programs. Derivatives currently in use are foreign currency forward contracts and commodity swaps. These contracts are used strictly for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest.

The Company conducts business internationally and therefore is exposed to foreign currency exchange risk. The Company uses derivative financial instruments, including foreign currency forward contracts as cash flow hedges, to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. The principal currencies hedged by the Company include the British pound and Mexican peso. In certain instances, the foreign currency forward contracts are marked to market, with gains and losses recognized in the Company's consolidated statement of operations as a component of other expense (income), net. The Company's foreign currency forward contracts substantially offset gains and losses on the underlying foreign currency denominated transactions. In addition, the Company's contracts intended to reduce exposure to the Mexican peso were executed to hedge forecasted transactions, and therefore the contracts are accounted for as cash flow hedges. The effective portion of the unrealized gain or loss is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income (loss). The Company's expectation is that the cash flow hedges will be highly effective in the future. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

9. Fair Value of Financial Instruments – (continued)

The Company's foreign currency forward contracts have a notional value of $8,762 and $8,551 at December 31, 2008 and 2007, respectively. The purpose of these investments is to reduce exposure related to the Company's British pound-denominated receivables. For the year ended December 31, 2008, the Company recognized a $2,219 gain related to these contracts in the consolidated statement of operations as a component of other expense (income), net. The British pound foreign currency hedge expires on January 2, 2009. At December 31, 2008 and 2007, the Company also used forward currency contracts to reduce the exposure related to the Company's Mexican peso-denominated receivables. In 2008, the Company entered into foreign currency option contracts to reduce the risk of exposures to the Mexican peso. The Company's foreign currency option contracts expire monthly throughout 2009.

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, the Company has entered into fixed price commodity swaps with a bank to fix the cost of copper purchases. In December 2007, we entered into a fixed price swap contract for 1.0 million pounds of copper, which expired on December 31, 2008. In September 2008, we entered into a fixed price swap contract for 1.4 million pounds of copper, which will last from January 2009 to December 2009. Because these contracts were executed to hedge forecasted transactions, the contracts are accounted for as cash flow hedges. The unrealized gain or loss for the effective portion of the hedge is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income (loss). The Company deems these cash flow hedges to be highly effective. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis. For the year ended December 31, 2008, the Company recognized a net $180 gain related to these contracts in the consolidated statement of operations as a component of cost of goods sold.

The following table presents the Company's financial instruments that are carried at fair value:

	December 31, 2008			
		Fair Value Estimated Using		December 31, 2007
	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)	Fair Value
Financial assets carried at fair value				
Available for sale security	$ 252	$252	$ —	$269
Forward currency contracts	2,101	—	2,101	(28)
Total financial assets carried at fair value	$2,353	$252	$2,101	$241
Financial liabilities carried at fair value				
Forward currency contracts	$2,930	$ —	$2,930	$ —
Commodity hedge contracts	2,104	—	2,104	(57)
Total financial liabilities carried at fair value	$5,034	$ —	$5,034	$ (57)

(1) Fair values estimated using Level 1 inputs, which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The available for sale security is an equity security that is publically traded.

(2) Fair values estimated using Level 2 inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For foreign currency and commodity contracts, inputs include foreign currency exchange rates and commodity indexes.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

11. Related Party Transactions

Hunters Square. See Note 6 to the Company's consolidated financial statements for information on the Company's related party transactions involving operating leases.

Industrial Development Associates LP ("IDA"). The Company owned a 30% interest in IDA, a Maryland limited partnership. In addition, Earl L. Linehan, a member of Stoneridge's Board of Directors owns an interest in IDA and the Estate of D.M. Draime (D.M. Draime was Chairman of the Board of Directors until his death in July 2006) owned an interest in IDA. IDA is a real estate development company of certain commercial properties in Mebane, North Carolina. Stoneridge previously leased a facility from IDA.

On December 29, 2006, the Company entered into a Partnership Interest Purchase Agreement (the "Purchase Agreement") with Heritage Real Estate Fund V, LLC, a Maryland limited liability company ("Heritage"). Pursuant to the Purchase Agreement, on December 29, 2006, Stoneridge sold its 30% general partnership interest in IDA to Heritage for $1,035 in cash and recognized a gain of $1,627 that is included in the consolidated statement of operations as a component of other expense (income), net. The transaction price was determined by the average of two independent appraisals.

Mr. Linehan is a member of Heritage owning a 14.2% membership interest in Heritage. The managing member of Heritage is Heritage Properties, Inc. Mr. Linehan is member of the Board of Directors of Heritage Properties, Inc. Mr. Linehan also owns approximately 26.35% of MI Holding Company, a Maryland corporation, which is a 5.0% general partner of IDA. On December 29, 2006, the estate of D.M. Draime also entered into a Partnership Interest Purchase Agreement with Heritage to sell the estate's 10% limited partnership interest to Heritage for $345. The son of D.M. Draime, Jeffrey P. Draime, is a member of Stoneridge's Board of Directors.

12. Restructuring

In January 2005, the Company announced restructuring initiatives related to the rationalization of certain manufacturing facilities in Europe and North America. These restructuring initiatives were completed in 2007.

On October 29, 2007, the Company announced restructuring initiatives to improve manufacturing efficiency and cost position by ceasing manufacturing operations at its Sarasota, Florida and Mitcheldean, United Kingdom locations. In the third quarter of 2008, the Company announced restructuring initiatives in our Canton, Massachusetts, location. In the fourth quarter of 2008, the Company announced restructuring initiatives in our Orebro, Sweden and Tallinn, Estonia locations as well as additional initiatives in our Canton, Massachusetts location. These activities are part of the Company's cost reduction initiatives. In connection with these initiatives, the Company recorded restructuring charges of $15,382 and $1,027 in the Company's consolidated statement of operations for the years ended December 31, 2008 and 2007, respectively. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statement of operations as part of restructuring charges, while the remaining restructuring related charges were included in cost of goods sold.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

12. Restructuring – (continued)

The expenses related to the restructuring initiatives that belong to the Electronics reportable segment include the following:

	Severance Costs	Contract Termination Costs	Other Associated Costs	Total
Total expected restructuring charges	$ 3,298	$1,305	$ 2,504	$ 7,107
2007 charge to expense	$ 468	$ —	$ 103	$ 571
Cash payments	—	—	(103)	(103)
Accrued balance at December 31, 2007	468	—	—	468
2008 charge to expense	2,830	1,305	2,401	6,536
Cash payments	(2,767)	—	(2,221)	(4,988)
Accrued balance at December 31, 2008	$ 531	$1,305	$ 180	$ 2,016
Remaining expected restructuring charge	$ —	$ —	$ —	$ —

The expenses related to the restructuring initiatives that belong to the Control Devices reportable segment include the following:

	Severance Costs	Other Associated Costs	Total
Total expected restructuring charges	$ 2,878	$ 6,897	$ 9,775
2007 charge to expense	$ 357	$ 99	$ 456
Cash payments	—	—	—
Accrued balance at December 31, 2007	357	99	456
2008 charge to expense	2,521	6,325	8,846
Cash payments	(1,410)	(6,024)	(7,434)
Accrued balance at December 31, 2008	$ 1,468	$ 400	$ 1,868
Remaining expected restructuring charge	$ —	$ 473	$ 473

All restructuring charges, except for asset-related charges, result in cash outflows. Severance costs relate to a reduction in workforce. Contract termination costs represent costs associated with long-term lease obligations that were cancelled as part of the restructuring initiatives. Other associated costs include premium direct labor, inventory and equipment move costs, relocation expense, increased inventory carrying cost and miscellaneous expenditures associated with exiting business activities. No fixed-asset impairment charges were incurred because assets were transferred to other locations for continued production.

13. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

The Company has two reportable segments: Electronics and Control Devices. The Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The Electronics reportable segment produces electronic instrument clusters, electronic control units, driver information systems and

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

13. Segment Reporting – (continued)

electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment produces electronic and electromechanical switches and control actuation devices and sensors.

The accounting policies of the Company's reportable segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." The Company's management evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income (loss) before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

A summary of financial information by reportable segment is as follows:

	For the Years Ended December 31,		
	2008	2007	2006
Net Sales			
Electronics	$520,936	$441,717	$442,427
Intersegment sales	12,392	16,955	14,505
Electronics net sales	533,328	458,672	456,932
Control Devices	231,762	285,403	266,272
Intersegment sales	4,276	4,576	5,671
Control Devices net sales	236,038	289,979	271,943
Eliminations	(16,668)	(21,531)	(20,176)
Total consolidated net sales	$752,698	$727,120	$708,699
Income (Loss) Before Income Taxes			
Electronics	$ 38,713	$ 20,692	$ 20,882
Control Devices	(78,858)	15,825	13,987
Other corporate activities	10,078	8,676	6,392
Corporate interest expense	(20,708)	(21,969)	(21,622)
Total consolidated income (loss) before income taxes	$ (50,775)	$ 23,224	$ 19,639
Depreciation and Amortizaton			
Electronics	$ 12,189	$ 13,392	$ 10,564
Control Devices	14,130	14,823	15,191
Corporate activities	80	288	425
Total consolidated depreciation and amortization[(A)]	$ 26,399	$ 28,503	$ 26,180
Interest Expense (Income), net			
Electronics	$ (117)	$ (203)	$ 130
Control Devices	(16)	(7)	(8)
Corporate activities	20,708	21,969	21,622
Total consolidated interest expense, net	$ 20,575	$ 21,759	$ 21,744
Capital Expenditures			
Electronics	$ 11,374	$ 8,777	$ 13,522
Control Devices	13,306	8,699	12,191
Corporate activities	(107)	665	182
Total consolidated capital expenditures	$ 24,573	$ 18,141	$ 25,895

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

13. Segment Reporting – (continued)

	December 31,		
	2008	2007	2006
Total Assets			
Electronics	$ 183,574	$ 214,119	$ 213,715
Control Devices	98,608	180,785	187,004
Corporate[(B)]	239,425	282,695	266,117
Eliminations	(139,170)	(149,830)	(165,029)
Total consolidated assets	$ 382,437	$ 527,769	$ 501,807

(A) These amounts represent depreciation and amortization on fixed and certain intangible assets.

(B) Assets located at Corporate consist primarily of cash, fixed assets, deferred taxes and equity investments.

The following table presents net sales and non-current assets for the geographic areas in which the Company operates:

	For the Years Ended December 31,		
	2008	2007	2006
Net Sales			
North America	$557,990	$522,730	$541,479
Europe and other	194,708	204,390	167,220
Total consolidated net sales	$752,698	$727,120	$708,699

	December 31,		
	2008	2007	2006
Non-Current Assets			
North America	$110,507	$204,556	$215,429
Europe and other	17,339	21,854	32,346
Total non-current assets	$127,846	$226,410	$247,775

14. Guarantor Financial Information

Our senior notes are fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future domestic wholly-owned subsidiaries (Guarantor Subsidiaries). The Company's non-U.S. subsidiaries do not guarantee the senior notes (Non-Guarantor Subsidiaries).

Presented below are summarized condensed consolidating financial statements of the Parent (which includes certain of the Company's operating units), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the Company on a consolidated basis, as of December 31, 2008 and December 31, 2007 and for each of the three years ended December 31, 2008, 2007 and 2006.

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

These summarized condensed consolidating financial statements are prepared under the equity method. Separate financial statements for the Guarantor Subsidiaries are not presented based on management's determination that they do not provide additional information that is material to investors. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

	December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 55,237	$ 27	$ 37,428	$ —	$ 92,692
Accounts receivable, net	51,274	15,888	29,373	—	96,535
Inventories, net	28,487	10,927	15,386	—	54,800
Prepaid expenses and other	(304,638)	301,387	12,320	—	9,069
Deferred income taxes, net of valuation allowance	—	—	1,495	—	1,495
Total current assets	(169,640)	328,229	96,002	—	254,591
Long-Term Assets:					
Property, plant and equipment, net	50,458	24,445	12,798	—	87,701
Other Assets:					
Investments and other, net	38,984	319	842	—	40,145
Investment in subsidiaries	407,199	—	—	(407,199)	—
Total long-term assets	496,641	24,764	13,640	(407,199)	127,846
Total Assets	$ 327,001	$352,993	$109,642	$(407,199)	$382,437
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 23,778	$ 13,652	$ 13,289	$ —	$ 50,719
Accrued expenses and other	21,429	5,065	16,991	—	43,485
Total current liabilities	45,207	18,717	30,280	—	94,204
Long-Term Liabilities:					
Long-term debt	183,000	—	—	—	183,000
Deferred income taxes	3,873	41	3,088	—	7,002
Other liabilities	3,163	360	2,950	—	6,473
Total long-term liabilities	190,036	401	6,038	—	196,475
Shareholders' Equity	91,758	333,875	73,324	(407,199)	91,758
Total Liabilities and Shareholders' Equity	$ 327,001	$352,993	$109,642	$(407,199)	$382,437

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

Supplemental condensed consolidating financial statements (continued):

	December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 48,705	$ 255	$ 46,964	$ —	$ 95,924
Accounts receivable, net	53,456	26,798	42,034	—	122,288
Inventories, net	25,472	12,637	19,283	—	57,392
Prepaid expenses and other	(293,632)	294,298	15,260	—	15,926
Deferred income taxes, net of valuation allowance	3,152	4,591	2,086	—	9,829
Total current assets	(162,847)	338,579	125,627	—	301,359
Long-Term Assets:					
Property, plant and equipment, net	48,294	25,632	18,826	—	92,752
Other Assets:					
Goodwill	44,585	20,591	—	—	65,176
Investments and other, net	38,783	331	340	—	39,454
Deferred income taxes, net of valuation allowance	33,169	(2,843)	(1,298)	—	29,028
Investment in subsidiaries	438,271	—	—	(438,271)	—
Total long-term assets	603,102	43,711	17,868	(438,271)	226,410
Total Assets	$ 440,255	$382,290	$143,495	$(438,271)	$527,769
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 20,924	$ 19,533	$ 28,916	$ —	$ 69,373
Accrued expenses and other	12,546	9,198	25,454	—	47,198
Total current liabilities	33,470	28,731	54,370	—	116,571
Long-Term Liabilities:					
Long-term debt	200,000	—	—	—	200,000
Deferred income taxes	—	—	2,665	—	2,665
Other liabilities	596	393	1,355	—	2,344
Total long-term liabilities	200,596	393	4,020	—	205,009
Shareholders' Equity	206,189	353,166	85,105	(438,271)	206,189
Total Liabilities and Shareholders' Equity	$ 440,255	$382,290	$143,495	$(438,271)	$527,769

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

Supplemental condensed consolidating financial statements (continued):

	For the Year Ended December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$409,577	$185,747	$255,153	$(97,779)	$752,698
Costs and Expenses:					
Cost of goods sold	339,871	147,154	194,301	(94,915)	586,411
Selling, general and administrative	54,012	31,636	53,779	(2,864)	136,563
(Gain) Loss on sale of property, plant and equipment, net	(6)	21	(586)	—	(571)
Goodwill impairment charge	44,585	20,590	—	—	65,175
Restructuring charges	3,675	824	3,892	—	8,391
Operating Income (Loss)	(32,560)	(14,478)	3,767	—	(43,271)
Interest expense (income), net	21,468	—	(893)	—	20,575
Other income, net	(12,648)	—	(423)	—	(13,071)
Equity deficit from subsidiaries	10,887	—	—	(10,887)	—
Income (Loss) Before Income Taxes	(52,267)	(14,478)	5,083	10,887	(50,775)
Provision for income taxes	45,260	—	1,492	—	46,752
Net Income (Loss)	$(97,527)	$(14,478)	$ 3,591	$ 10,887	$(97,527)

	For the Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$345,212	$205,384	$256,357	$(79,833)	$727,120
Costs and Expenses:					
Cost of goods sold	286,419	160,501	189,624	(77,147)	559,397
Selling, general and administrative	55,050	31,543	49,801	(2,686)	133,708
Gain on sale of property, plant and equipment, net	(392)	(1,318)	—	—	(1,710)
Restructuring charges	458	—	468	—	926
Operating Income	3,677	14,658	16,464	—	34,799
Interest expense (income), net	23,058	—	(1,299)	—	21,759
Other expense (income), net	(10,545)	—	361	—	(10,184)
Equity earnings from subsidiaries	(28,673)	—	—	28,673	—
Income Before Income Taxes	19,837	14,658	17,402	(28,673)	23,224
Provision for income taxes	3,166	17	3,370	—	6,553
Net Income	$ 16,671	$ 14,641	$ 14,032	$(28,673)	$ 16,671

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

Supplemental condensed consolidating financial statements (continued):

	For the Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$352,050	$223,332	$219,870	$(86,553)	$708,699
Costs and Expenses:					
Cost of goods sold	304,042	167,707	161,870	(83,826)	549,793
Selling, general and administrative	51,493	34,877	40,895	(2,727)	124,538
(Gain) Loss on sale of property, plant and equipment, net	(1,312)	4	5	—	(1,303)
Restructuring charges	368	224	16	—	608
Operating Income (Loss)	(2,541)	20,520	17,084	—	35,063
Interest expense (income), net	22,366	—	(622)	—	21,744
Other expense (income), net	(7,919)	(291)	1,890	—	(6,320)
Equity earnings from subsidiaries	(32,998)	—	—	32,998	—
Income Before Income Taxes	16,010	20,811	15,816	(32,998)	19,639
Provision for income taxes	1,497	15	3,614	—	5,126
Net Income	$ 14,513	$ 20,796	$ 12,202	$(32,998)	$ 14,513

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

Supplemental condensed consolidating financial statements (continued):

	For the Year Ended December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 37,167	$ 4,889	$ 400	$—	$ 42,456
Investing activities:					
Capital expenditures	(14,679)	(5,121)	(4,773)	—	(24,573)
Proceeds from sale of fixed assets	275	4	1,373	—	1,652
Business acquisitions and other	—	—	(980)	—	(980)
Net cash used for investing activities	(14,404)	(5,117)	(4,380)	—	(23,901)
Financing activities:					
Repayments of long-term debt	(17,000)	—	—	—	(17,000)
Share-based compensation activity, net	1,322	—	—	—	1,322
Other financing costs	(553)	—	—	—	(553)
Net cash used for financing activities	(16,231)	—	—	—	(16,231)
Effect of exchange rate changes on cash and cash equivalents	—	—	(5,556)	—	(5,556)
Net change in cash and cash equivalents	6,532	(228)	(9,536)	—	(3,232)
Cash and cash equivalents at beginning of period	48,705	255	46,964	—	95,924
Cash and cash equivalents at end of period	$ 55,237	$ 27	$37,428	$—	$ 92,692

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

	For the Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used for) operating activities	$20,239	$ (505)	$14,091	$(300)	$ 33,525
Investing activities:					
Capital expenditures	(9,034)	(3,895)	(5,212)	—	(18,141)
Proceeds from sale of fixed assets	7,663	4,643	9	—	12,315
Net cash (used for) provided by investing activities	(1,371)	748	(5,203)	—	(5,826)
Financing activities:					
Repayments of long-term debt	—	—	(300)	300	—
Share-based compensation activity, net	2,119	—	—	—	2,119
Other financing costs	(1,219)	—	—	—	(1,219)
Net cash provided by (used for) financing activities	900	—	(300)	300	900
Effect of exchange rate changes on cash and cash equivalents	—	—	1,443	—	1,443
Net change in cash and cash equivalents	19,768	243	10,031	—	30,042
Cash and cash equivalents at beginning of period	28,937	12	36,933	—	65,882
Cash and cash equivalents at end of period	$48,705	$ 255	$46,964	$ —	$ 95,924

(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

14. Guarantor Financial Information – (continued)

Supplemental condensed consolidating financial statements (continued):

	For the Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 10,415	$ 5,603	$ 42,241	$(11,719)	$ 46,540
Investing activities:					
Capital expenditures	(12,412)	(5,619)	(7,864)	—	(25,895)
Proceeds from sale of fixed assets	2,266	—	—	—	2,266
Proceeds from sale of partnership interest	1,153	—	—	—	1,153
Business acquisitions and other	(1,476)	245	(6)	(896)	(2,133)
Net cash used for investing activities	(10,469)	(5,374)	(7,870)	(896)	(24,609)
Financing activities:					
Borrowings (repayments) of long-term debt	2,426	—	(14,189)	11,719	(44)
Share-based compensation activity, net	1,337	—	(1,036)	—	301
Shareholder distributions	10,854	—	(10,854)	—	—
Other financing costs	6,620	(264)	(7,402)	896	(150)
Net cash provided by (used for) financing activities	21,237	(264)	(33,481)	12,615	107
Effect of exchange rate changes on cash and cash equivalents	—	—	3,060	—	3,060
Net change in cash and cash equivalents	21,183	(35)	3,950	—	25,098
Cash and cash equivalents at beginning of period	7,754	47	32,983	—	40,784
Cash and cash equivalents at end of period	$ 28,937	$ 12	$ 36,933	$ —	$ 65,882

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and per Share Data, Unless Otherwise Indicated)

15. Unaudited Quarterly Financial Data

The following is a summary of quarterly results of operations for 2008 and 2007:

	Quarter Ended			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	(In Millions, Except per Share Data)			
2008				
Net sales	$ 158.0	$178.4	$213.2	$203.1
Gross profit	29.8	35.3	49.4	51.8
Goodwill impairment charge	(65.2)	—	—	—
Operating income (loss)	(69.1)	0.9	10.8	14.1
Provision for income taxes	36.7	0.9	4.1	5.1
Net income (loss)	(108.4)	(0.4)	4.7	6.5
Earnings per share:				
Basic(A)	(4.63)	(0.02)	0.20	0.28
Diluted(A)	(4.63)	(0.02)	0.20	0.28

	Quarter Ended			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
2007				
Net sales	$185.5	$172.8	$183.8	$185.0
Gross profit	48.1	37.9	38.9	42.8
Goodwill impairment charge	—	—	—	—
Operating income	13.0	5.2	6.9	9.7
Provision for income taxes	4.3	0.4	0.7	1.2
Net income	6.5	2.6	2.7	4.9
Earnings per share:				
Basic(A)	0.28	0.11	0.12	0.21
Diluted(A)	0.28	0.11	0.11	0.21

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in basic and diluted shares outstanding.

STONERIDGE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Balance at End of Period
Accounts receivable reserves:				
Year ended December 31, 2006	$4,562	$1,877	$(1,196)	$5,243
Year ended December 31, 2007	5,243	905	(1,412)	4,736
Year ended December 31, 2008	4,736	151	(683)	4,204

	Balance at Beginning of Period	Net Additions Charged to Income	Exchange Rate Fluctuations and Other Items	Balance at End of Period
Valuation allowance for deferred tax assets:				
Year ended December 31, 2006	$18,172	$ 795	$(1,587)	$17,380
Year ended December 31, 2007	17,380	(1,104)	(256)	16,020
Year ended December 31, 2008	16,020	66,271	88	82,379

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There has been no disagreement between the management of the Company and its independent auditors on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited Stoneridge Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Stoneridge, Inc. and Subsidiaries and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2009

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 regarding our directors is incorporated by reference to the information under the sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 4, 2009. The information required by this Item 10 regarding our executive officers appears as a Supplementary Item in Item 1 under Part I hereof.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 4, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 4, 2009.

In October 1997, we adopted a Long-Term Incentive Plan for our employees, which expired on June 30, 2007. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we adopted an amended and restated Long-Term Incentive Plan. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2008, is as follows:

	Number of Securities to Be Issued Upon the Exercise of Outstanding Share Options	Weighted-Average Exercise Price of Outstanding Share Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders	197,750	$11.26	1,208,000
Equity compensation plans not approved by shareholders	—	$ —	—

(1) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 1,224,686 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Long-Term Incentive Plan and 43,200 restricted Common Shares issued and outstanding to directors under the Directors' Restricted Shares Plan as of December 31, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Director Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 4, 2009.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 4, 2009.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K.

(3) Exhibits:

See the List of Exhibits on the Index to Exhibits following the signature page.

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: March 9, 2009

/s/ George E. Strickler

George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 9, 2009

/s/ John C. Corey

John C. Corey
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Date: March 9, 2009

/s/ William M. Lasky

William M. Lasky
Chairman of the Board of Directors

Date: March 9, 2009

/s/ Jeffrey P. Draime

Jeffrey P. Draime
Director

Date: March 9, 2009

/s/ Sheldon J. Epstein

Sheldon J. Epstein
Director

Date: March 9, 2009

/s/ Douglas C. Jacobs

Douglas C. Jacobs
Director

Date: March 9, 2009

/s/ Kim Korth

Kim Korth
Director

Date: March 9, 2009

/s/ Earl L. Linehan

Earl L. Linehan
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Indenture dated as of May 1, 2002 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Guarantors, and Fifth Third Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.1	Lease Agreement between Stoneridge, Inc. and Hunters Square, Inc., with respect to the Company's division headquarters for Alphabet (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.2	Form of Tax Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
10.11	Directors' Share Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953)).
10.12	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.13	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.14	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.15	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017)).
10.16	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.17	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement including Performance and Time-Based Restricted Shares (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.18	Amendment to Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.19	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 10-Q filed on May 8, 2006).
10.20	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2006).
10.21	Outside Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 26, 2006).

Exhibit Number	Exhibit
10.22	Employees' Deferred Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.23	Form of 2006 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.24	Form of 2006 Directors' Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.25	Annual Incentive Plan approved by Company's Board of Directors (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 2, 2006).
10.26	Partnership Interest Purchase Agreement for the Sale of Company's partnership interest in Industrial Development Associates Limited, dated December 29, 2006, (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.28	Annual Incentive Plan approved by Company's Board of Directors (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 9, 2007).
10.29	Credit Agreement dated as of November 2, 2007 among Stoneridge, Inc., as Borrower, the Lending Institutions Named Therein, as Lenders, National City Business Credit, Inc., as Administrative Agent and Collateral Agent, and National City Bank, as Lead Arranger and Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2007).
10.30	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2007).
10.31	Amendment Employment Agreement between Stoneridge, Inc. and John C. Corey, filed herewith.
10.32	Amended and Restated Change in Control Agreement, filed herewith.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Principal Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Financial Statements of PST Eletrônica S.A., filed herewith.

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Corey, certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ John C. Corey

John C. Corey, President and Chief Executive Officer
March 11, 2009

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES–OXLEY ACT OF 2002

I, George E. Strickler, certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ George E. Strickler

George E. Strickler, Executive Vice President,
Chief Financial Officer and Treasurer
March 11, 2009

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Corey, President and Chief Executive Officer, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2008 ("the Report") which this certification accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John C. Corey

John C. Corey, President and Chief Executive Officer
March 11, 2009

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2008 ("the Report") which this certification accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ George E. Strickler

George E. Strickler, Executive Vice President,
Chief Financial Officer and Treasurer
March 11, 2009

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Senior Management

Thomas A. Beaver*
Vice President of Global Sales and Systems Engineering

Mike Carnahan
Vice President and General Manager of Stoneridge Electronics North America

John C. Corey*
President, Chief Executive Officer and Director

Mark Jenkins
Vice President and Managing Director of Stoneridge Electronics Ltd. and Stoneridge Pollak Ltd.

Martin Malmvik
Vice President and Managing Director of Stoneridge Electronics OEM

Michael D. Sloan
Vice President and General Manager of Stoneridge Hi-Stat

George E. Strickler*
Executive Vice President, Chief Financial Officer and Treasurer

Vincent F. Suttmeier
Vice President and General Manager of Stoneridge Pollak

Steven J. Syzdek
Vice President and General Manager of Stoneridge Asia Pacific Electronics (Suzhou)

Mark J. Tervalon*
Vice President of the Company and President of the Stoneridge Electronics Division

* *Executive Officer*

Board of Directors

John C. Corey [2004]
President, Chief Executive Officer and Director

Jeffrey P. Draime [2005]
Owner of Silent Productions, a concert promotions company, and owner of QSL Columbus, QSL Dayton, a restaurant franchise

Sheldon J. Epstein [1,3] [1988]
Partner, Moss Adams LLP, an independent public accounting firm

Douglas C. Jacobs [1] [2004]
Executive Vice President–Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company

Kim Korth [2] [2006]
President of IRN, Inc., an international automotive consulting firm

William M. Lasky [1,2,3] [2004]
Chairman of the Board
Chairman of the Board and Interim President and Chief Executive Officer of Accuride Corporation, a manufacturer and supplier of commercial vehicle components

Earl L. Linehan [2,3] [1988]
President, Woodbrook Capital, Inc., a venture capital and investment firm

[ ] Year elected as Director
1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating and Corporate Governance Committee

Corporate Information

CORPORATE OFFICES
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

STOCK EXCHANGE
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

DIVIDEND POLICY
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain all future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

TRANSFER AGENT AND REGISTRAR
National City Bank acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:
National City Bank
Corporate Trust Operations
Third Floor, North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company.

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 11:00 a.m., Monday, May 4, 2009, at the Sheraton Cleveland Airport Hotel, 5300 Riverside Drive, Cleveland, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 8, 2009 and is available at www.vfnotice.com/stoneridge.

FORM 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2008, is available without cost to shareholders at www.stoneridge.com or upon written request to:
Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

INVESTOR RELATIONS
Information on Stoneridge's products and services, news releases, corporate governance, SEC filings and an electronic version of the annual report are available at www.stoneridge.com.

Security analysts, investment professionals, shareholders and the media may request information and should direct their business-related inquiries to:
Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

ANNUAL CERTIFICATIONS
In 2008, Stoneridge's chief executive officer (CEO) provided to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards. In addition, Stoneridge's CEO and chief financial officer filed with the SEC all required certifications regarding the quality of the Company's public disclosures in its fiscal 2008 reports.

DESIGN BY DIX & EATON

STONERIDGE, INC.

9400 EAST MARKET STREET

WARREN, OHIO 44484

330.856.2443

WWW.STONERIDGE.COM

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002546
© 1996 Forest Stewardship Council